

FRANKLIN RESOURCES, INC.

2022
Proxy
Statement
and Notice of Annual Meeting

February 23, 2022, 8:00 a.m. Pacific Time

www.virtualshareholdermeeting.com/BEN2022

LETTER FROM OUR LEAD DIRECTOR AND CEO



FRANKLIN RESOURCES, INC.

January 11, 2022

DEAR FELLOW STOCKHOLDERS,

In 2022, we mark our 75th anniversary as a firm. Throughout our history, Franklin Templeton has been dedicated to providing investors with exceptional investment management and timely innovations to meet their evolving needs. Our global presence and perspective have allowed us to better serve the diverse needs of our clients around the world. This past year, as the COVID-19 pandemic continued to have a major impact on our world, our focus has steadily remained on the well-being of our employees, clients and stockholders. On behalf of the Board of Directors and our thousands of employees around the globe, we hope you and your loved ones are staying healthy and safe.

The 2022 Annual Meeting of Stockholders of Franklin Resources, Inc. will be held virtually this year, and we cordially invite you to participate on February 23, 2022, at 8:00 a.m. Pacific time. Instructions for accessing the virtual meeting platform online are included in the Proxy Statement for this meeting.

While facing an ongoing pandemic and operating primarily in a work-from-home environment, we have successfully brought together two world-class firms and stayed focused on our ongoing goal of maximizing our collective potential. Fiscal year 2021 represented the first full year of results since we closed our landmark acquisition of Legg Mason, Inc. and its specialist investment managers, and we made significant progress with strong performance and momentum across a broad base of investment strategies. We continued to forge ahead with strategic acquisitions to bolster our alternative and active fixed income capabilities. Furthermore, we added sophisticated investment technology that will help us customize portfolios in the important area of separately managed accounts.

Since the beginning of 2021, we added four new members to our Board of Directors. Three of the new directors (Alexander Friedman, John Kim and John Thiel) were elected at our last Annual Meeting of Stockholders to replace long-serving independent board members who concluded their service. In July 2021, the firm announced the election of Karen King to serve as a Director of the Company, increasing the size of the Board from 10 to 11. Ms. King brings a wealth of knowledge and expertise. At Silver Lake, where she is Managing Director and Chief Legal Officer, Ms. King has been integrally involved with numerous private equity and tech-related investments.

We encourage you to review the accompanying Proxy Statement and associated materials and to vote your shares before our Annual Meeting on February 23, 2022. We thank each of you for your support, and the Board and management team look forward to serving you throughout the upcoming year.

MARIANN BYERWALTER
Independent Lead Director

JENNIFER M. JOHNSON
President and
Chief Executive Officer

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS



FRANKLIN RESOURCES, INC.

DEAR STOCKHOLDER:

The Board of Directors of Franklin Resources, Inc. (the "Company") invites you to attend our 2022 Annual Meeting of Stockholders (the "Annual Meeting") on Wednesday, February 23, 2022 at 8:00 a.m. Pacific Time. This year's Annual Meeting will be held virtually and can be accessed by visiting *www.virtualshareholdermeeting.com/BEN2022*, where you will be able to listen to the meeting live and vote online. We encourage you to allow ample time for online check-in, which will open at 7:45 a.m. Pacific Time. Please note that you will only be able to attend the meeting by means of remote communication. The meeting is held for the following purposes:

1. To elect 11 directors to the Board to hold office until the next annual meeting of stockholders or until that person's successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2022.

3. To transact such other business that may properly be raised at the Annual Meeting or any adjournments or postponements of the Annual Meeting.

We are primarily furnishing proxy materials to our stockholders on the Internet rather than mailing paper copies of the materials to each stockholder. As a result, some of you will receive a Notice of Internet Availability of Proxy Materials and others will receive paper copies of the Proxy Statement and our Annual Report. The Notice of Internet Availability of Proxy Materials contains instructions on how to access the Proxy Statement and the Annual Report over the Internet, instructions on how to vote your shares, as well as instructions on how to request a paper copy of our proxy materials, if you so desire. Electronic delivery is designed to expedite the receipt of materials, significantly lower costs and help to conserve natural resources.

Whether you received the Notice of Internet Availability of Proxy Materials or paper copies of our proxy materials, the Proxy Statement, the proxy card, the Annual Report, and any amendments to the foregoing materials that are required to be furnished to stockholders are available for you to review online at *www.proxyvote.com*.

The Company's Board of Directors has fixed the close of business on December 27, 2021, as the record date for the determination of stockholders entitled to receive notice of, and to vote on, all matters presented at the Annual Meeting or any adjournments thereof. Your vote is very important. Even if you think that you will attend the Annual Meeting, we ask you to please cast your vote in advance. You may vote your shares via the Internet, by telephone, by mail or, except for certain stockholders described on page 3, via the virtual meeting website during the Annual Meeting.

Attendance at the Annual Meeting will be limited to stockholders as of the record date. The Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/BEN2022*, where you will be able to listen to the meeting live and vote online. We encourage you to allow ample time for online check-in, which will open at 7:45 a.m. Pacific Time. Please note that you will only be able to attend the meeting by means of remote communication.

By order of the Board of Directors,

THOMAS C. MERCHANT
Vice President and Secretary

January 11, 2022
San Mateo, California

Your vote is important.
Please vote via the Internet, by telephone, by mail or via the virtual meeting website during the Annual Meeting.

TABLE OF CONTENTS

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PROXY STATEMENT

FRANKLIN RESOURCES, INC.
ONE FRANKLIN PARKWAY
SAN MATEO, CALIFORNIA 94403-1906

January 11, 2022

This Proxy Statement and the accompanying Notice of Annual Meeting of Stockholders are furnished in connection with the solicitation by the Board of Directors (the "Board") of Franklin Resources, Inc., a Delaware corporation (the "Company"), of the accompanying proxy to be voted at the 2022 Annual Meeting of stockholders (the "Annual Meeting"), which will be held on Wednesday, February 23, 2022 at 8:00 a.m. Pacific Time. The Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/BEN2022*, where you will be able to listen to the meeting live and vote online. Please note that you will only be able to access the Annual Meeting by means of remote communication. We have chosen to hold a virtual rather than an in-person meeting due to the continuing public health impact of COVID-19. This Proxy Statement and the accompanying proxy card are being mailed and/or made available to each stockholder entitled to vote on or about January 11, 2022. References to "us," "we" or "our" as used throughout this Proxy Statement mean the Company.

All materials filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") can be obtained through the SEC's website at *www.sec.gov*.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

Under the rules adopted by the SEC, we are furnishing proxy materials to our stockholders primarily over the Internet. We believe that this process should expedite stockholders' receipt of proxy materials, lower the costs of our Annual Meeting and help to conserve natural resources. On or about January 11, 2022, we mailed to each of our stockholders (other than those who previously requested electronic or paper delivery, participants in the Franklin Templeton 401(k) Retirement Plan (the "401(k) Plan"), and holders of shares in excess of certain thresholds), a Notice of Internet Availability of Proxy Materials containing instructions on how to access and review the proxy materials, including this Proxy Statement and our Annual Report, on the Internet and how to access a proxy card to vote on the Internet or by telephone. The Notice of Internet Availability of Proxy Materials also contains instructions on how to receive a paper copy of the proxy materials. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one. If you received paper copies of our proxy materials, you may also view these materials at *www.proxyvote.com*. If you received paper copies of our proxy materials and wish to receive them by electronic delivery in the future, please request electronic delivery on www.proxyvote.com or *https://enroll.icsdelivery.com/ben/Default.aspx*.

VOTING INFORMATION

WHO CAN VOTE?

Holders of the Company's common stock, par value $0.10 per share (the "common stock"), at the close of business on December 27, 2021 (the "Record Date") are entitled to one vote for each share owned on that date on each matter presented at the Annual Meeting. As of December 27, 2021, the Company had 502,520,472 shares of common stock outstanding. If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of shares held in street name. In that event, the Notice of Internet Availability of this Proxy Statement has been forwarded to you by your broker, bank or other holder of record who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares by using the voting instruction form included in the mailing or by following their instructions for voting via the Internet or by telephone.

WHAT MATTERS ARE TO BE CONSIDERED AT THE ANNUAL MEETING?

At the Annual Meeting, stockholders will be asked to consider and vote upon the following:

Proposal No. 1: Election of Directors. The proposal provides for the election of 11 directors to the Company's Board to hold office until the next annual meeting of stockholders or until that person's successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

Proposal No. 2: Ratification of Appointment of Auditors. The proposal provides for the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2022 ("fiscal year 2022").

The Board does not know of any other matter to be brought before the Annual Meeting. If any other matters properly come before the meeting, the persons named in the form of proxy or their substitutes will vote in accordance with their best judgment on such matters.

HOW MANY VOTES ARE NEEDED TO HOLD THE ANNUAL MEETING?

In order to take any action at the Annual Meeting, the holders of a majority in voting power of the Company's shares issued and outstanding and entitled to vote as of the Record Date must be present at the Annual Meeting. This is called a quorum.

WHO COUNTS THE VOTES?

The voting results will be tallied by Broadridge Financial Solutions, Inc. and the Inspector of Elections, and reported on a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

WHAT IS A PROXY?

A "proxy" allows someone else (the "proxy holder") to vote your shares on your behalf. The Board is asking you to allow any of the persons named on the proxy card (Gregory E. Johnson, our Executive Chairman and Chairman of the Board; Rupert H. Johnson, Jr., our Vice Chairman; Jennifer M. Johnson, our President and Chief Executive Officer ("CEO"); and Thomas C. Merchant, Vice President and Secretary) to vote your shares at the Annual Meeting.

HOW DO I VOTE?

Whether you hold shares directly as a stockholder of record or beneficially in street name, you may vote your shares without attending the Annual Meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your bank, broker or other holder of record. You may also vote via the Internet, by telephone, or by mail as outlined in the Notice of Internet Availability of Proxy Materials or on your proxy card. **To facilitate timely receipt of your proxy despite any potential postal disruption, we encourage you to vote via the Internet or telephone (if such voting methods are available to you) by following the instructions on the accompanying proxy card promptly.** Please see the Notice of Internet Availability of Proxy Materials, your proxy card or the information your bank, broker, or other holder of record provided to you for more information on these options. Except for certain stockholders described below, the deadline for voting via the Internet or by telephone is 11:59 p.m. Eastern Time on Tuesday, February 22, 2022.

The persons named as your proxy holders on the proxy card will vote the shares represented by your proxy in accordance with the specifications you make. For stockholders of record that return their proxy card but do not provide instructions on how to vote, the persons named as your proxy holders on the proxy card will vote the shares represented by the proxy FOR all nominees to the Board of Directors (Proposal No. 1) and FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm (the "independent auditors") for fiscal year 2022 (Proposal No. 2); Additionally, unless you specify otherwise on your proxy card, if any other matters come before the Annual Meeting to be voted on, the persons named as your proxy holders on the proxy card will vote, act and consent on those matters in their discretion. For beneficial holders that return their voting instructions but do not provide instructions on how to vote, your bank, broker or other holder of record will only have the discretion to vote on the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors for fiscal year 2022 (Proposal No. 2) and will not be able to vote your shares on Proposal No. 1.

For participants in the 401(k) Plan, your shares will be voted as you specify on your proxy card. If you do not vote, your shares will be voted by the independent fiduciary for and against the proposals in the same proportion as shares for which directions are received by the independent fiduciary, unless the independent fiduciary decides that the law requires that the independent fiduciary vote them differently. (This means that the way you vote will also affect how the independent fiduciary will vote the shares of participants who do not vote.) If you wish to abstain from voting on any matter, you must indicate that on your proxy card. You cannot vote your 401(k) Plan shares via the virtual meeting website during the Annual Meeting. To allow sufficient time for your shares to be voted as you instruct, the trustee must receive your vote by no later than 11:59 p.m. Eastern Time on Thursday, February 17, 2022.

CAN I CHANGE OR REVOKE MY VOTE AFTER I RETURN MY PROXY CARD?

Yes. Whether your vote is submitted via the Internet, by telephone or by mail, you may change or revoke your proxy at any time before it is voted. A proxy, including an Internet or telephone vote, may be changed or revoked by submitting another proxy with a later date at any time prior to the beginning of the Annual Meeting. You may also revoke your proxy by attending the Annual Meeting and casting your vote via the virtual meeting website. Participants in the 401(k) Plan may revoke their proxy by no later than 11:59 p.m. Eastern Time on Thursday, February 17, 2022.

CAN I VOTE DURING THE ANNUAL MEETING?

Yes, except that participants in the 401(k) Plan may not vote their 401(k) Plan shares via the virtual meeting website during the Annual Meeting. Please see requirements for attending the Annual Meeting under "How do I Access the Annual Meeting? Who May Attend?" below. Although you can vote online during the Annual Meeting, we encourage you to vote via the Internet, by telephone, or by mail as outlined in the Notice of Internet Availability of Proxy Materials or on your proxy card to ensure that your shares are represented and voted. Participants in the 401(k) Plan must vote by no later than 11:59 p.m. Eastern Time on Thursday, February 17, 2022, and may not vote during the Annual Meeting.

HOW DO I ACCESS THE ANNUAL MEETING? WHO MAY ATTEND?

Attendance at the Annual Meeting is limited to stockholders as of the Record Date. Any stockholder can attend the Annual Meeting via the virtual meeting website by visiting www.virtualshareholdermeeting.com/BEN2022, where stockholders will be able to listen to the meeting live and may vote during the meeting. The Annual Meeting starts at 8:00 a.m. Pacific Time. We encourage you to allow ample time for online check-in, which will open at 7:45 a.m. Pacific Time. Please have your 16-digit control number to join the meeting. The control number is included on your proxy card if you are a stockholder of record or included with your voting instruction card and voting instructions you received from your broker, bank or other nominee. Audio or video recording is not permitted at the Annual Meeting.

WILL I BE ABLE TO ASK QUESTIONS DURING THE ANNUAL MEETING?

Stockholders will be able to transmit questions through the virtual meeting website. The Company may answer questions during the Annual Meeting or by following up with a stockholder if the stockholder provides contact information when transmitting the question through the virtual meeting website.

HOW CAN I REQUEST TECHNICAL ASSISTANCE DURING THE ANNUAL MEETING?

If you encounter any difficulties accessing the virtual meeting during the check-in or during the meeting, please call the technical support number that will be posted on the virtual meeting log-in page at www.virtualshareholdermeeting.com/BEN2022.

HOW ARE VOTES COUNTED?

To be counted as "represented," a proxy card must have been returned for those shares, the stockholder must have voted the shares via the Internet or by telephone, or the stockholder must be present and vote via the virtual meeting website during the Annual Meeting.

WHAT IS A BROKER NON-VOTE?

A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a proposal because the nominee does not have authority to vote on that particular proposal without receiving voting instructions from the beneficial owner. Under New York Stock Exchange ("NYSE") rules, the ratification of the selection of an independent registered public accounting firm (Proposal No. 2), is considered a "routine" matter, and brokers generally may vote on behalf of beneficial owners who have not furnished voting instructions, subject to the rules of the NYSE concerning transmission of proxy materials to beneficial owners, and subject to any proxy voting policies and procedures of those brokerage firms. Brokers may not vote on the other proposal contained in this Proxy Statement, which is considered a "non-routine" proposal, unless they have received voting instructions from the beneficial owner, and to the extent that they have not received voting instructions, brokers report those shares as "non-votes."

WHAT IS THE VOTING REQUIREMENT TO APPROVE EACH OF THE PROPOSALS?

- The election of directors (Proposal No. 1) requires that a director receive a majority of the votes cast with respect to that director at the Annual Meeting. This means that the number of shares of stock voted "FOR" a director must exceed the number of votes cast "AGAINST" that director. Abstentions and broker non-votes are not considered votes cast for this purpose and will have no effect on the election of directors.

- The affirmative vote of the holders of shares of common stock having a majority of the votes present at the Annual Meeting and entitled to vote on the matter is necessary to ratify the appointment of PricewaterhouseCoopers LLP (Proposal No. 2). Abstentions will have the same effect as a vote against this proposal. Broker non-votes are not expected on this proposal because brokers have discretionary authority to vote uninstructed shares on this proposal.

Shares that are voted online during the Annual Meeting or by proxy are treated as being present at the Annual Meeting for purposes of establishing a quorum, and will be included in determining the number of shares represented and voted at the Annual Meeting with respect to such matter. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business and otherwise will not have any effect on the proposals above. If the persons present or represented by proxy at the Annual Meeting constitute the holders of less than a majority of the outstanding shares of common stock as of the record date, the Annual Meeting may be adjourned to a subsequent date for the purpose of obtaining a quorum.

WHO PAYS FOR THIS PROXY SOLICITATION?

Your proxy is being solicited by the Board on behalf of the Company. The Company pays the cost of soliciting your proxy and reimburses brokerage costs and other fees for forwarding proxy materials to you.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

RECOMMENDATION OF THE BOARD
The Board recommends a vote **"FOR"** the election to the Board of each of the nominees listed below. The voting requirements for this proposal are described in the "Voting Information" section above.

Nominees

The Corporate Governance Committee of the Board recommended and nominated, and the Board approved, the nominees named below for election as members of the Board. All nominees are current directors of the Company who were elected by stockholders, except for Karen M. King, who joined the Board effective July 1, 2021.

Listed below are the names, ages as of December 31, 2021, and principal occupations and membership on public boards for the past five years of each nominee. In addition, we have provided information concerning the particular experience, qualification, attributes and/or skills that the Corporate Governance Committee and the Board considered as relevant to each nominee that led to the conclusion that he or she should serve as a director.

Board Nominee Diversity

OVERALL GENDER AND RACIAL/ETHNIC DIVERSITY*



73%
Male
27%
Female
27%
Ethnically diverse

DIRECTOR TENURE



2
Directors
6
Directors
3
Directors
0-4 years
5-10 years
>10 years

AVERAGE NON-EXECUTIVE DIRECTOR TENURE
6 years

SECTOR EXPERIENCE



80%
Asset Management
60%
Other Financial Services
30%
Financial Technology

** Mses. Byerwalter, J. Johnson and King identify as female. Ms. King and Messrs. Kim and Yang identify as ethnically diverse.*



MARIANN BYERWALTER
Independent

Age 61
Director since 2015
Board committees:
Audit Corporate Governance

Career Highlights:
Chairman Emeritus of the Board of Directors of SRI International, an independent nonprofit technology research and development organization, having served as Chairman from January 2014 through December 2019, and Chairman of JDN Corporate Advisory, LLC, a privately held advisory services firm, since 2001. Director, and, from 2006 to 2013, Chairman of the Board of Directors of Stanford Healthcare, and from January 2016 to July 2016, Interim President and Chief Executive Officer and President of Stanford Healthcare. From 1996 to 2001, she served as the Chief Financial Officer, Vice President for Business Affairs and Special Assistant to the President of Stanford University. Partner and co-founder of American First Financial Corporation from 1987 to 1996. Director, Redwood Trust, Inc. from 1998 to June 2020. Previously, trustee of various investment companies affiliated with Charles Schwab Corporation and director, WageWorks, Inc.

Key Attributes, Experience and Skills:
Ms. Byerwalter's significant financial expertise provides the Board with valuable perspectives on finance, accounting and investment management matters. From her leadership roles at Stanford University and several financial institutions she has a deep understanding of accounting and strategic planning as well as wide-ranging management expertise. Ms. Byerwalter's current and prior service on the boards of private and public companies as well as with non-profit organizations including SRI International, Pacific LifeCorp and Pacific Mutual Holding Company (currently lead director), Burlington Capital Group, Stanford Hospital & Clinics, Lucile Packard Children's Hospital, and the Stanford University Board of Trustees also provides our Board with the benefit of her perspectives on business, corporate governance and citizenship.



ALEXANDER S. FRIEDMAN
Independent

Age 51
Director since 2021
Board committees:
Audit (Chair)
Corporate Governance

Career Highlights:
Co-Founder and Chief Executive Officer of Novata Inc., a public benefit corporation committed to simplifying the process of collecting, analyzing, and benchmarking Environmental, Social and Governance ("ESG") metrics. Co-Founded Jackson Hole Economics, a private economic research firm, in January 2019. Chief Executive Officer of GAM Holding AG, a publicly listed international investment management firm, from September 2014 to November 2018. Global Chief Investment Officer of UBS AG Wealth Management and Wealth Management Americas, Chairman of the UBS Global Investment Committee and Group Managing Director from February 2010 to September 2014. Chief Financial Officer of the Bill & Melinda Gates Foundation from March 2007 to February 2010. Director, Investment Banking at Lazard from June 2001 to March 2007.

Key Attributes, Experience and Skills:
Mr. Friedman's experience as a senior business leader with two decades of experience growing and transforming businesses in the financial services industry, and as the senior financial executive of the world's largest foundation, provides the Board with valuable insights on financial matters, investment and wealth management, strategic planning and operational integration and development. Mr. Friedman currently serves as Chairman of Project Syndicate, an international non-profit focused on original editorial content in economics and politics. He is a member of the Council on Foreign Relations, and also serves on the advisory council of Social Finance, a non-profit organization dedicated to mobilizing capital to drive social progress, and the advisory board of America Needs You, a non-profit organization focused on college access for first generation college students.



GREGORY E. JOHNSON

Age 60
Director since 2007

Career Highlights:
Executive Chairman since February 2020 and Chairman of the Board since June 2013 and director of Company since January 2007; Chairman of the San Francisco Giants, a professional baseball team, since November 2019; formerly Chief Executive Officer of the Company from July 2005 to February 2020; Co-Chief Executive Officer of the Company from January 2004 to July 2005; President of the Company from December 1999 to September 2015. Officer and/or director of certain subsidiaries of the Company; director or trustee of certain funds registered as investment companies managed or advised by subsidiaries of the Company.

Key Attributes, Experience and Skills:
Mr. G. Johnson brings leadership and extensive business and operating experience, as well as significant knowledge of our Company and the global fund management industry, to the Board. Mr. G. Johnson is a Certified Public Accountant and prior to joining the Company, was a senior accountant with Coopers & Lybrand. Over his 30-year tenure with the Company, Mr. G. Johnson has held officer and director positions with various subsidiaries of the Company; hands-on experience that provides him with in-depth knowledge of the Company's operations. Mr. G. Johnson's presence on the Board provides the Board with management's current perspectives on the Company's business and strategic vision for the Company. Mr. G. Johnson's service on various boards of industry organizations, including the Investment Company Institute's Board of Governors, also provides the Board with the benefit of additional perspectives on industry developments, including regulatory and policy issues. He is a past Chairman and Vice Chairman of the Investment Company Institute and currently serves on its Executive Committee.



JENNIFER M. JOHNSON

Age 57
Director since 2020

Career Highlights:
President of the Company since December 2016 and Chief Executive Officer and Director since February 2020; formerly, Chief Operating Officer of the Company from February 2017 to February 2020, Co-President of the Company from October 2015 to December 2016, Executive Vice President and Chief Operating Officer of the Company from March 2010 to September 2015, Executive Vice President – Operations and Technology of the Company from December 2005 to March 2010, and Senior Vice President and Chief Information Officer of the Company from May 2003 to December 2005; officer and/or director of certain subsidiaries of the Company, including certain of the specialist investment managers acquired through the Legg Mason transaction; director or trustee of certain funds registered as investment companies managed or advised by subsidiaries of the Company.

Key Attributes, Experience and Skills:
Ms. Johnson brings significant experience leading and working with all parts of our business, as well as extensive knowledge of the global investment management industry. Over her 30-year tenure with the Company, Ms. Johnson has held leadership roles in all major divisions of the business, including investment management, global distribution, customer service, fund administration, global technology, and the Company's high-net-worth business. This extensive hands-on experience provides her with in-depth knowledge of the Company's operations. She has been a key driver of several key acquisitions, including the historic acquisition of Legg Mason in 2020, with the combined organization managing over $1.5 trillion in assets globally. Under Ms. Johnson's leadership, the Company continues to invest strategically in areas designed to deliver strong client results, including financial technology and investment data science. Ms. Johnson's experience with the Company provides the Board with the benefit of management's current perspectives on the Company's business and strategic vision for the Company.



RUPERT H. JOHNSON, JR.

Age 81
Director since 1969

Career Highlights:
Vice Chairman of the Company since December 1999 and director of the Company since 1969; officer and/or director of certain subsidiaries of the Company; officer and/or director or trustee of certain funds registered as investment companies managed or advised by subsidiaries of the Company.

Key Attributes, Experience and Skills:
Mr. R.H. Johnson, Jr.'s service as Vice Chairman of the Company and as an officer, director or trustee of various subsidiaries of the Company and Franklin Templeton mutual funds since its inception provides the Board with significant knowledge of and insights into the Company and the global fund management industry in which we operate. His fundamental knowledge of the Company gained over 55 years gives him an important perspective on the Company and provides significant leadership, business and operational expertise to the Board. Mr. R. H. Johnson, Jr. has served on various industry boards and committees addressing investment company issues including the Board of Governors of the Investment Company Institute. In his capacity with the Company, he has served as Director of Research and is a portfolio manager for one of its funds. He provides the Board with a unique perspective on critical components of the Company's business.



JOHN Y. KIM
Independent

Age 61
Director since 2021
Board committees:
Compensation
Corporate Governance

Career Highlights:
Founder and Managing Partner of Brewer Lane Ventures LLC, an early stage fintech venture capital firm, since 2019. Formerly, President of New York Life Insurance Company from 2015 to 2018. Chief Executive Officer and Chief Investment Officer of New York Life Investment Management from 2008 to 2015. President of Prudential Retirement from 2004 to 2007. President of Cigna Investments and Retirement from 2002 to 2004. Chief Executive Officer of Bondbook, a financial technology company, from 2001 to 2002, Chief Executive Officer and Chief Investment Officer of Aeltus Investment Management, an investment subsidiary of Aetna, from 1994 to 2000. Board of Trustees, Eversource Energy since 2018. Previously, Director of FiServ, a global provider of financial services technology.

Key Attributes, Experience and Skills:
Mr. Kim brings leadership and extensive business and technology experience to the Board, including direct management of asset management firms. In addition, Mr. Kim's significant experience as chief executive officer of a variety of companies provides valuable insights into leadership, growth, and strategy. Mr. Kim currently serves on the boards of several privately held technology startup companies in fintech including—Kingfield, Socotra, Brella Insurance and Ladder Financial, Inc. His service on various public and private boards of industry organizations provides additional perspectives on asset management, insurance, and technology.



KAREN M. KING
Independent

Age 49
Director since 2021
Board committees:
Audit Compensation

Career Highlights:
Managing Director and the Chief Legal Officer of Silver Lake, a global investment firm focused on large-scale opportunities in the technology, technology-enabled, and related growth sectors. Formerly held a variety of roles at Silver Lake since 2004.

Key Attributes, Experience and Skills:
Ms. King's experience with Silver Lake provides the Board with valuable perspective and experience in the alternative investments area, specifically in the private equity space, as well as strategic matters relating to M&A activity and fundraising transactions. Her management experience at Silver Lake also provides the Board with an additional perspective on regulatory matters, cybersecurity, equity, diversity and inclusion, and environmental, social and corporate governance (ESG) matters. Ms. King's involvement with Silver Lake's portfolio companies, including as current a member of the board of directors of Relativity and previous service on the boards of Aras and Serena Software, as well has her service on various non-profit boards, including the Duke University Trinity Board of Visitors, Menlo School Board of Trustees and as former Chair of the American Leadership Forum – Silicon Valley, provides the board with additional perspectives on governance.



ANTHONY J. NOTO
Independent

Age 53
Director since 2020
Board committees:
Audit Corporate
Governance

Career Highlights:
Chief Executive Officer and a director of SoFi Technologies, Inc. (SoFi), a mobile-first personal finance platform, since March 1, 2018. Formerly, Chief Operations Officer from 2017 until 2018, Chief Operations Officer and Chief Financial Officer from 2016 to 2017, and Chief Financial Officer from 2014 to 2016, of Twitter, Inc., a global social media company; Partner, Co-Head, Global Technology, Media and Telecom Investment Banking from 2011 to 2014, and Partner, Investment Banking Division from 2010 to 2011, at Goldman Sachs & Co. Previously, Chief Financial Officer from 2008 to 2010, of the National Football League.

Key Attributes, Experience and Skills:
As Chief Executive Officer of SoFi, Mr. Noto brings valuable fintech industry experience. He has overseen SoFi's expansion from a desktop lending business to a broad-based, mobile-first personal financial platform, offering users investment products including stocks, ETFs, cryptocurrency trading, as well as loans and cash management accounts. He also brings valuable leadership, strategic, financial and operations experience, having previously served as Chief Operating Officer and Chief Financial Officer of Twitter, Inc., and as Chief Financial Officer of the National Football League. During his nearly 13 years at Goldman Sachs & Co., Mr. Noto developed a deep understanding of the technology, media and telecommunications industries, including serving as Co-Head of Global Technology, Media and Telecommunications Investment Banking, and Co-Head of Communications, Media and Entertainment Investment Research. His current and prior experience provides the Board with the benefit of his perspective on trends in the financial industry, including developments in the fintech and social media spaces, and finance matters.



JOHN W. THIEL
Independent

Age 61
Director since 2021
Board committees:
Audit Compensation

Career Highlights:
Partner and Senior Advisor with MyNextSeason, an executive coaching firm, since 2018. Formerly with Bank of America Merrill Lynch Wealth Management from 1989 to 2018, serving as Vice Chairman of Global Wealth and Investment Management of Bank of America Merrill Lynch from 2017 to 2018; Head of Merrill Lynch Wealth Management from 2011 to 2016; Head of Private Banking and Investment Group from 2005 to 2011; Pacific West Regional Managing Director of Private Banking and Investment Group from 2001 to 2005; Market Executive from 1997 to 2001; District Sales Manager from 1995 to 1997; and Financial Advisor from 1989 to 1995.

Key Attributes, Experience and Skills:
Mr. Thiel brings deep global leadership and extensive asset, investment and distribution management expertise to the Board as well as operating experience, including navigating complex relationships. Client-focused, Mr. Thiel is recognized as a transformative leader who, during his tenure at Merrill Lynch, accelerated growth and drove dramatic cultural and strategic transformation while forming effective internal and external partnerships. He is a member of the board of Decker Communications, a business communications training, coaching, and consulting firm. Mr. Thiel's long-term commitment to philanthropy and his community includes service on the FINRA Investor Education Foundation, where he applies his expertise to ensure financial literacy is available to all levels of investors and savers. He also serves on the board of V Foundation for Cancer Research and Life Yield, Inc., is the chair of Don't Ever Give Up, Inc. and is a trustee of Florida State University.



SETH H. WAUGH
Independent

Age 63
Director since 2015
Board committees:
Compensation (Chair)

Career Highlights:
Chief Executive Officer of The PGA of America, an American organization of golf professionals, since 2018. Senior Advisor at Silver Lake, since 2017. Non-executive chairman of Alex. Brown, a division of Raymond James, since September 2016. Previously, Managing Director at Silver Lake, 2018. Vice Chairman of Florida East Coast Industries, LLC, the parent company of several commercial real estate, transportation and infrastructure companies based in Florida, from 2013 to 2017. From 2000 to 2013, Mr. Waugh served in various roles at Deutsche Bank Americas, including Chief Executive Officer and Chairman of the Board of Directors of Deutsche Bank Securities Inc. Previously Chief Executive Officer of Quantitative Financial Strategies, a hedge fund. Mr. Waugh also served in various capacities at Merrill Lynch over 11 years, including Co-head of Global Debt Markets. Director, Yext, Inc.

Key Attributes, Experience and Skills:
Mr. Waugh's significant experience in the financial sector provides the Board with valuable perspectives on capital markets and investment management. Having held various leadership roles at Deutsche Bank and other financial institutions, Mr. Waugh brings strong leadership skills as well as deep knowledge of operational and strategic matters to the Board. His service on the boards of the Deutsche Bank Americas Advisory Board, the Deutsche Bank Americas Foundation, The Clearing House, the Financial Services Forum and the Board of Governors of FINRA provides our Board with the benefit of his substantial expertise in financial industry developments and corporate citizenship.



GEOFFREY Y. YANG
Independent

Age 62
Director since 2011
Board committees:
Compensation Corporate Governance (Chair)

Career Highlights:
Managing Director and Founding Partner of Redpoint Ventures, a private equity and venture capital firm, since 1999. Director of AT&T, Inc., since July 2016. Director of Liberty Media Acquisition Corp., since January 2021. Formerly, General Partner with Institutional Venture Partners from 1987 to 1999. Mr. Yang was formerly president of the Western Association of Venture Capitalists, director of the National Venture Capital Association, chairman of the Stanford Engineering Fund, and a member of the President's Information Technology Advisory Committee for the United States. Previously director of BigBand Networks and TiVo.

Key Attributes, Experience and Skills:
Mr. Yang's experience as a Managing Director of Redpoint Ventures provides the Board with valuable perspectives on financial and strategic matters as well as expertise in the capital markets. Mr. Yang co-founded Redpoint Ventures in 1999, after having previously been a General Partner with IVP since 1987. With approximately $6 billion of capital under management, Redpoint invests in venture capital and early growth stage technology companies. Some of the companies in which Redpoint has invested include DraftKings, Hashicorp, Netflix, Snowflake, Stripe and Twilio. This experience provides strategic direction, growth and technology expertise to the Board. Mr. Yang's current and prior service on the boards of several private and public companies as well as with non-profit organizations including the Advisory Council for the Stanford Graduate School of Business, the United States Golf Association, the U.S. Ski and Snowboard Foundation, and the United States Olympic and Paralympic Foundation, provides our Board with the benefit of his perspectives on business, corporate governance and citizenship, and finance.

FAMILY RELATIONSHIPS
Jennifer M. Johnson and Gregory E. Johnson are siblings, and their uncle is Rupert H. Johnson, Jr. Each serves as both a director and an executive officer of the Company.

General

The Corporate Governance Committee and the Board believe that the nominees have the requisite experience, qualifications, attributes and skills to provide the Company with effective oversight of a global investment management organization. The Corporate Governance Committee and the Board believe that there are general requirements and skills that are required of each director and other skills and experience that should be represented on the Board as a whole but not necessarily by each director. The Board believes that, consistent with these requirements, each nominee displays a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our Company, a willingness to devote the necessary time to board duties, a commitment to representing the best interests of the Company and its stockholders and dedication to enhancing stockholder value. The Board seeks to assemble a group of directors that, as a whole, represents a mix of experiences and skills that allows appropriate deliberation on all issues that the Board might be likely to consider. The Corporate Governance Committee's Policy Regarding Nominations and Qualifications of Directors described below outlines the qualities that the Corporate Governance Committee and the Board seek in director nominees.

If elected, each nominee will serve until the next annual meeting of stockholders or until his or her successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

In accordance with the Company's Director Independence Standards, described more fully below, and the rules of the NYSE, the Board has affirmatively determined that it is currently composed of a majority of independent directors, and that the

following director nominees are independent and do not have a material relationship with the Company: Mariann Byerwalter; Alexander S. Friedman; John Y. Kim; Karen M. King; Anthony J. Noto; John W. Thiel; Seth H. Waugh; and Geoffrey Y. Yang. As part of its determination, the Board considered the transactions and relationships described below under "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions" and applied our Director Independence Standards as adopted by the Board, which includes categorical standards to assist the Board of Directors in making independence determinations and specifies the types of relationships that are deemed not material and, therefore, not considered each year.

With respect to Mr. Noto, the Board considered that in the ordinary course of the Company's asset management business, certain Company-sponsored funds and other funds and client accounts managed by Company subsidiaries have purchased, and may in the future purchase, notes or securities issued by securitization trusts formed, sponsored, administered, and/or serviced by one or more subsidiaries of SoFi Technologies, Inc. (collectively, "SoFi"), a company for which Mr. Noto serves as chief executive officer and director. The investments were made on terms generally available to other investors and were determined not to impair Mr. Noto's independence.

In the ordinary course of their asset management businesses, the Company's specialized investment managers ("SIMs") or other subsidiaries may from time to time invest client assets in companies in which certain of our directors may be a director or in which certain affiliates of our directors may be significant stockholders or invest client assets in funds and other investment vehicles managed by entities affiliated with certain of our directors.

CORPORATE GOVERNANCE

The Company regularly monitors regulatory developments and reviews its policies and procedures in the area of corporate governance to respond to such developments. As part of those efforts, we review federal laws affecting corporate governance, as well as corporate governance-related rules adopted by the SEC and the NYSE.

Corporate Governance Guidelines. The Board has adopted Corporate Governance Guidelines, which are posted in the corporate governance section of the Company's website at *www.franklinresources.com* (the "Company's website"). The inclusion of our website address or reference to our website here and elsewhere in this Proxy Statement does not include or incorporate by reference the information on our website into this Proxy Statement. The Corporate Governance Guidelines set forth the practices the Board follows with respect to, among other things, the composition of the Board, director responsibilities, Board committees, director access to officers, employees and independent advisers, director compensation, director orientation and continuing education, management succession and performance evaluation of the Board.

Code of Ethics and Business Conduct. The Board has adopted a Code of Ethics and Business Conduct, which is applicable to all employees, temporary employees, directors and officers of the Company and its subsidiaries and affiliates. The Code of Ethics and Business Conduct is posted in the corporate governance section of the Company's website. The Company also has a Compliance and Ethics Hotline, where employees can anonymously report a violation of the Code of Ethics and Business Conduct or submit a complaint concerning auditing, accounting or securities law matters. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Ethics and Business Conduct for the Company's principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, by posting such information on the Company's website.

Director Independence Standards. The Board has made determinations as to the independence of each of our current non-employee directors and concluded that all of our current non-employee directors qualify as independent directors under the NYSE listing standards.

The Board has adopted guidelines for determining whether a director is independent., which are available on our corporate website at *www.franklinresources.com* under the "*Corporate Governance—FRI Corporate Governance Documents*"

section. The Board will monitor and review as necessary, but at least once annually, commercial, charitable, family and other relationships that directors have with the Company to determine whether the Company's directors are independent. For purposes of the Company's Director Independence Standards, the "Company" refers to Franklin Resources, Inc. and its consolidated subsidiaries.

For a director to be considered independent, the Board must determine affirmatively that the director does not have material relationships with the Company either directly, or as a partner, stockholder or officer of an organization that has a relationship with the Company. Such determination will be made and disclosed pursuant to applicable NYSE or other applicable rules. A material relationship can include, but is not limited to, commercial, industrial, banking, consulting, legal, accounting, charitable and family relationships.

Policy Regarding Multiple Board Memberships. The Board has adopted a policy regarding memberships on boards of directors or equivalent governance bodies of unaffiliated publicly traded companies or other entities. If a director of the Company also serves as the principal executive officer, such as the chief executive officer or president, of a publicly traded company, it is the policy of the Board that such director shall not accept membership on a board of directors or equivalent governance body of another publicly traded company, without first informing and obtaining the consent of the Company's Corporate Governance Committee, if such new membership would result in the director serving contemporaneously on three or more boards of directors or equivalent governance bodies of unaffiliated publicly traded companies, excluding the Company's Board. If a director does not serve as a principal executive officer, such as a chief executive officer or president, of a publicly traded company, it is the policy of the Board that such director shall not accept membership on a board of directors or equivalent governance body of another publicly traded company, without first informing and obtaining the consent of the Company's Corporate Governance Committee, if such new membership would result in the member serving contemporaneously on four or more boards of directors or equivalent governance bodies of publicly traded companies, excluding the Company's Board.

Prohibition Against Hedging Transactions. Pursuant to the Company's Code of Ethics and Business Conduct, which is applicable to all employees, temporary employees, directors and officers of the Company and its subsidiaries and affiliates, short sales of securities, including "short sales against the box" (i.e., a short sale by the holder of a long position in the same stock) of securities issued by the Company, and securities issued by any closed-end fund sponsored or advised by the Company, are prohibited. This prohibition also applies to effecting economically equivalent transactions, including, but not limited to, purchasing and selling call or put options and swap transactions or other derivatives that would result in a net short exposure to the Company or any closed-end fund sponsored or advised by the Company.

Prohibition Against Pledging. Pursuant to the Company's Code of Ethics and Business Conduct, unless otherwise previously approved by the Compensation Committee, directors and executive officers are prohibited from directly or indirectly pledging, hypothecating or otherwise encumbering securities issued by the Company as collateral for indebtedness. This prohibition includes, but is not limited to, holding such securities in a margin account that could cause securities issued by the Company to be subject to a margin call or serve as collateral for a margin loan. Securities issued by the Company that were not received as compensation are not subject to the prohibition as long as the holder of

such securities remains in compliance with applicable Stock Ownership Guidelines. If any person has subject securities issued by the Company pledged as collateral or held in a margin account when such person becomes a director or executive officer of the Company, the pledge must be released within one year from the date the person became a director or executive officer.

Stock Ownership Guidelines. Our Board of Directors has adopted stock ownership guidelines for directors and executive officers. Directors and executive officers are permitted a five-year grace period to reach the applicable ownership level established under the guidelines. Our Directors are expected to own shares of common stock of the Company with a value of at least 5x the value of their annual cash retainer within five years of their appointment to the Board. Similarly, senior officers of the Company are expected to own shares of common stock of the Company with a value equal to a specific multiple of such senior officer's base salary, as indicated in the table below, by five years from when he or she first assumed the position for which stock ownership is expected:

Title	Market Value of Shares Owned as a Multiple of Base Salary
Director	5X
Executive Chairman	5X
Vice Chairman	5X
Chief Executive Officer	5X
President	4X
Executive Vice President	4X
Senior Vice President	3X
Chief Accounting Officer	3X

Both direct and certain indirect forms of ownership are recognized in achieving these guidelines, including shares owned outright, restricted stock, restricted stock units, 401(k) funds invested in shares of the Company's common stock, and funds deemed invested in shares of the Company's common stock under the 2006 Directors Deferred Compensation Plan. Shares of the Company's common stock held by immediate family members (which

includes a director's or senior officer's spouse, children and parents) or entities controlled by a director or senior officer may be considered holdings of the director or senior officer for purposes of the guidelines only and not as an admission of beneficial ownership for any other purpose. As of December 27, 2021, all directors and officers were in compliance with these guidelines.

INFORMATION ABOUT THE BOARD AND ITS COMMITTEES

Board Meetings and Annual Meeting of Stockholders

During fiscal year 2021, the Board held five meetings (not including committee meetings). For fiscal year 2021, the directors attended at least seventy-five percent (75%) of the aggregate of (i) the total number of meetings of the Board held during the period he or she served as a director and (ii) the total number of meetings of each committee on which he or she served during the period.

To promote open discussion among the independent directors, the independent directors meet in executive session at least two times per year and generally meet in executive session after regularly scheduled Board meetings. Mariann Byerwalter, the Independent Lead Director, presides at the executive sessions of the independent directors. The Board encourages directors to attend the annual meeting of stockholders. All directors then standing for election attended last year's annual meeting.

Committee Membership and Meetings

The current standing committees of the Board are the Audit Committee, the Compensation Committee and the Corporate Governance Committee. The table below provides current membership and meeting information.

	Audit	Compensation	Corporate Governance
Mariann Byerwalter*	M	—	M
Alexander S. Friedman**	C		M
John Y. Kim**		M	M
Karen M. King**	M	M	
Anthony J. Noto	M	—	M
John W. Thiel**	M	M	
Seth H. Waugh	—	C	—
Geoffrey Y. Yang		M	C
Fiscal year 2021 Meetings	8	7	5

M—Member
C—Chair
* Ms. Byerwalter was named Independent Lead Director effective February 9, 2021 and served as the Chair of the Audit Committee until November 1, 2021.
** Mr. Friedman, Mr. Kim and Mr. Thiel joined the Board on February 9. 2021. Ms. King joined the Board on July 1, 2021. Mr. Friedman became Chair of Audit Committee effective November 1, 2021.

Below is a description of each standing committee of the Board. The Board has determined that each of these standing committees consists entirely of independent directors pursuant to rules established by the NYSE, rules promulgated under the Securities Exchange Act of 1934, and the Director Independence Standards established by the Board.

See "Director Independence Standards" above. The Board has also determined that each member of the Audit Committee and the Compensation Committee is independent under the criteria established by the NYSE and the SEC for audit committee and compensation committee members, as applicable.

The Audit Committee

Established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, the Audit Committee currently consists of Mses. Byerwalter and King and Messrs. Friedman (Chair), Noto and Thiel.

The primary purpose of the Audit Committee is to assist the Board in fulfilling its responsibility to oversee: (1) the Company's financial reporting, auditing and internal control activities, including the integrity of the Company's financial statements; (2) the Company's compliance with legal and regulatory requirements; (3) the independent auditors' qualifications and independence; and (4) the performance of the Company's internal audit function and independent auditors. The Audit Committee also prepares the report the Audit Committee is required to include in the Company's annual proxy statement. In addition, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent auditors, including approval of all services and fees of the independent auditors. The Audit Committee is also responsible for reviewing the anti-money laundering policies, procedures and

operations of the Company on a periodic basis. The Audit Committee meets with the Company's independent auditors and reviews the scope of their audit, the related reports and any recommendations they may make. The Audit Committee also reviews the annual audited financial statements for the Company. In addition, the Audit Committee assists the Board in reviewing policies with respect to the Company's enterprise risk assessment and risk management, including related to cybersecurity (as described more fully below under "Risk Management and the Board's Role in Risk Oversight").

The Audit Committee operates under a written charter adopted by the Board. The Audit Committee reviews and reassesses the adequacy of its charter annually and recommends any proposed changes to the Board for approval. The Audit Committee Charter is posted in the corporate governance section of the Company's website. The Board has determined that each Audit Committee member is financially literate under the NYSE listing standards and is an audit committee financial expert within the meaning of the rules of the SEC.

The Compensation Committee

The Compensation Committee currently consists of Ms. King and Messrs. Kim, Thiel, Waugh (Chair) and Yang. The Compensation Committee oversees the establishment of goals and objectives related to CEO compensation, determines the compensation of the CEO, assists the Board in fulfilling its responsibility relating to the compensation (and related benefits) of the executive officers of the Company, discharges the responsibilities of the Board relating to compensation of the Company's executive officers and prepares the Compensation Committee Report regarding executive compensation matters for the Company's proxy statement. The Compensation Committee also reviews and discusses with management proposed Compensation Discussion and Analysis disclosure and determines whether to recommend it to the Board for inclusion in the Company's proxy statement. In addition, the Compensation Committee reviews and approves compensation arrangements between the Company and members of its Board of Directors. The Compensation Committee may delegate any of its responsibilities to subcommittees as it deems appropriate.

The Compensation Committee generally adheres to the following processes and procedures in connection with the consideration and determination of the compensation of the Company's executive officers and directors.

Determination of Executive Compensation. The Compensation Committee meets periodically throughout the year to (i) review and approve corporate goals and objectives relevant to the compensation of the executive officers, (ii) evaluate the performance of the executive officers in light of those goals and objectives, and (iii) determine and approve the compensation of the executive officers. For a detailed description regarding the Compensation Committee's role in setting executive compensation, including the role of executive officers in the process, see "Compensation Discussion and Analysis" below.

Determination of Non-executive Director Compensation. The Compensation Committee meets at least annually to review and make recommendations to the Board on the compensation (including equity-based compensation) of the Company's non-executive directors. In reviewing and making recommendations on non-executive director compensation, the Compensation Committee considers, among other things, the following policies and principles:

- that the compensation should fairly pay the directors for the work, time commitment and efforts required by directors of an organization of the Company's size and scope of business activities, including service on Board committees;

- that a component of the compensation should be designed to align the directors' interests with the long-term interests of the Company's stockholders; and

- that directors' independence may be compromised or impaired for Board or committee purposes if director compensation exceeds customary levels.

As a part of its review, the Compensation Committee receives a report of its independent consultant on comparable non-executive director compensation practices and levels. No executive officer of the Company is involved in determining or recommending non-executive director compensation levels. For a description regarding the role and scope of assignment of the Compensation Committee's compensation consultant with respect to executive compensation, see "Compensation Discussion and Analysis" below. See the section of this Proxy Statement titled "Director Fees" below, for a discussion of compensation paid to the Company's directors during fiscal year 2020. Directors who are executives of the Company do not receive compensation for their Board service.

Incentive Plan Matters. The Compensation Committee also administers, among other plans and awards, the Company's Amended and Restated Annual Incentive Compensation Plan, the 2002 Universal Stock Incentive Plan, the Amended and Restated 1998 Employee Stock Investment Plan and the Amended and Restated 2017 Equity Incentive Plan. We refer to the 2002 Universal Stock Incentive Plan, the Amended and Restated 1998 Employee Stock Investment Plan and the Amended and Restated 2017 Equity Incentive Plan collectively as our "equity incentive plans".

The Compensation Committee Charter reflects these various responsibilities, and the Compensation Committee and the Board of Directors annually review the charter and revise it as necessary or appropriate. The Compensation Committee Charter is posted in the corporate governance section of the Company's website.

The Corporate Governance Committee

The Corporate Governance Committee currently consists of Ms. Byerwalter and Messrs. Friedman, Kim, Noto and Yang (Chair).

The Corporate Governance Committee has the responsibilities set forth in its charter and provides counsel to the Board of Directors with respect to the organization, function and composition of the Board and its committees and oversees the evaluation of the Board, its committees and individual directors. The Corporate Governance Committee is also responsible for developing and recommending to the Board corporate governance policies and procedures applicable to the Company. The Corporate Governance Committee oversees the Company's political activities and related policies, and reviews and approves our statement on "Our Political Involvement," which is posted in the corporate governance section of the Company's website. This statement describes the Company's policies on corporate political activity, independent employee political participation, advocacy and lobbying activity, and compliance and oversight of these activities. The Corporate Governance Committee also is tasked with identifying and recommending

to the Board's independent directors potential Lead Director candidates from among the independent directors. The Corporate Governance Committee Charter is posted in the corporate governance section of the Company's website.

The Corporate Governance Committee is responsible for identifying and recommending to the Board potential director candidates for nomination and election to the Board at the annual meeting of stockholders. It uses a variety of means as it determines are necessary or appropriate, including recommendations of stockholders, to do so. The Corporate Governance Committee has adopted a policy regarding nominations and qualifications of directors, which has been approved by the Board. Under this policy, the Corporate Governance Committee may solicit recommendations from current and former directors, management or others who may be familiar with qualified candidates and may consider current directors for re-nomination. The Corporate Governance Committee may, in its sole discretion, retain and terminate any search firm (and approve such search firm's fees and other retention terms) to assist in the identification of candidates.

The Corporate Governance Committee believes there are certain minimum skills and qualifications that each director nominee must possess or satisfy, including:

- high personal and professional integrity and ethical character;
- significant achievement in business, finance, government, education, law, technology or other fields important to the operation of the Company;
- the ability to exercise sound business judgment on a broad range of issues;
- sufficiently broad experience and professional and educational background to have a general appreciation of the major issues facing public companies of a size and scope similar to the Company;
- the willingness and ability to devote the necessary time to Board duties, including preparing for and attending meetings of the Board and its committees; and
- being prepared to represent the best interests of the Company and its stockholders and committed to enhancing stockholder value.

The Corporate Governance Committee also believes there are other skills and qualifications that at least one or more directors must possess or satisfy, including:

- experience and knowledge of the industry sector in which the Company operates its business;
- a majority of the directors being "independent" directors in accordance with the corporate governance listing standards of the NYSE;
- at least three directors meeting the additional independence requirements for members of the Audit Committee of the Board in accordance with the applicable rules of the NYSE and the SEC;
- at least three directors who are eligible to serve on the Audit Committee of the Board being "financially literate" or capable of becoming "financially literate" within a reasonable period of time;
- at least one director who is eligible to serve on the Audit Committee of the Board being an "audit committee financial expert" in accordance with applicable rules of the SEC;
- at least three directors meeting the additional independence requirements for members of the Compensation Committee of the Board in accordance with the applicable rules of the NYSE and the SEC; and
- other standards the Board may adopt from time to time.

In considering candidates for director nominees, the Corporate Governance Committee generally assembles information regarding a candidate's background and qualifications, evaluates a candidate's mix of skills and qualifications and determines the contribution the candidate could be expected to make to the overall functioning of the Board, giving due consideration to the overall Board balance of diversity of perspectives, backgrounds and experiences. The Corporate Governance Committee reviews annually with the Board the composition of the Board as a whole, including whether the Board reflects the appropriate balance of independence, sound judgment, business specialization, technical skills, diversity and other desired qualities.

With respect to current directors, the Corporate Governance Committee considers past attendance at meetings and assesses participation in and contributions to the activities of the Board. The Corporate Governance Committee, in its discretion, may designate one or more of its members to interview any candidate. In addition, the Corporate Governance Committee may seek input from the Company's management or the Board, who may interview any candidate. The Corporate Governance Committee recommends director nominees to the Board based on its assessment of overall suitability to serve on the Board in accordance with the Company's policy regarding nominations and qualifications of directors.

The Corporate Governance Committee will consider candidates recommended for nomination to the Board by stockholders of the Company. Stockholders may make such a recommendation by submitting a completed Director Nomination Form, which is posted in the corporate governance section of the Company's website, not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date on which the Company first (i) mailed its notice of annual meeting, proxy statement and proxy or (ii) sent its notice of annual meeting and notice of internet availability of its proxy materials, whichever is earlier, for the immediately preceding year's annual meeting. Completed Director Nomination Forms shall be sent to: Corporate Governance Committee, Franklin Resources, Inc., c/o Corporate Secretary, One Franklin Parkway, San Mateo, CA 94403-1906. This year our Proxy Statement is dated January 11, 2022; for a recommendation to be properly made for the 2023 annual meeting, we must receive the notice of recommendation between August 14, 2022 and September 13, 2022.

The Corporate Governance Committee evaluates candidates recommended by stockholders generally in the same manner as any other candidate. The Corporate Governance Committee will also seek and consider information concerning any relationship between a stockholder recommending a candidate and the candidate to determine if the candidate can represent the interests of all of the stockholders. The Corporate Governance Committee will not evaluate a candidate recommended by a stockholder unless the Director Nomination Form provides that the potential

candidate has indicated a willingness to serve as a director, to comply with the expectations and requirements for Board service as publicly disclosed by the Company and to provide all of the information necessary to conduct an evaluation.

Board Leadership Structure

Mr. Gregory E. Johnson has served as Chairman of the Board since June 2013 and Executive Chairman of the Company since February 2020. Our CEO, Ms. Jennifer M. Johnson, serves as a director, but does not have a chair or lead director role on the Board. The Board believes that its leadership structure strengthens the Board's ability to focus on key risk, business and strategic issues and helps the Company operate in the long-term interests of stockholders.

Ms. Mariann Byerwalter, an independent director, was selected by the independent directors as Independent Lead Director. The duties of the Independent Lead Director are set forth in the Independent Lead Director Charter available on the Company's website and include:

- presiding at the executive sessions of the independent directors and of the non-employee directors of the Board;
- presiding at meetings of the Board in the absence of the Chairman and Vice Chairman of the Board or upon the request of the Chairman;
- calling meetings of the independent directors and non-employee directors of the Board, as appropriate;
- serving as a liaison to facilitate communications between other members of the Board and the Chairman, the Vice Chairman, the CEO and the President, without inhibiting direct communications between and among such persons;
- advising and consulting with the Chairman on, and approving, Board and committee meeting schedules, including the need for special meetings as appropriate, and Board and committee meeting agenda items, to help

ensure that appropriate items are brought forward for Board and committee consideration and appropriate time is apportioned for discussion;

- advising and consulting with the Chairman on the general scope and type of information to be provided in advance and/or to be presented at Board meetings;
- in coordination with the Chairman, serving as a liaison to stockholders who request direct communications and consultation with the Board or otherwise delegating such task to an appropriate member of the Board based on the circumstances;
- consulting with outside counsel and other advisors as he or she deems appropriate in fulfilling the Lead Director role;
- collaborating with the Compensation Committee on the annual performance evaluation of the CEO; and
- collaborating with the Corporate Governance Committee on matters related to Board effectiveness and independence including the performance and structure of the Board and its committees, and the performance of individual directors.

The Board does not have a fixed policy regarding the separation of the offices of the Chairman and CEO and the Corporate Governance Committee reviews the Board's leadership structure annually with the Board. The Board believes that the current structure is appropriate because having a senior executive for both the Company and the Board provides clear leadership for the strategic vision, management and operations of our Company.

Board and Committee Evaluation Process

The Board believes that conducting an annual evaluation process is a critical component of good corporate governance and improves the performance of the Board as a whole and its committees. The independent Chair of the Corporate Governance Committee leads the annual performance evaluation of the Board. The Chairs of each of the committees lead the reviews of their respective committees and shares this information with the Board as part of the Board's self-evaluation process. Each Committee holds a

candid evaluation of its performance, using the guidelines as a resource, and the Board holds a similar evaluation of its performance. The results of the evaluation are discussed in a closed session of the independent directors led by the Lead Director and the committee Chairs. A summary of the evaluation results and recommendations for improvement is then reported to the full Board and Company policies and practices are updated as appropriate.

Risk Management and the Board's Role in Risk Oversight

Our Company recognizes the importance of effective risk management to the success of our business and our stockholders and has long-standing and highly developed structures in place to manage risk. The Board of Directors has principal responsibility for oversight of the Company's risk management processes. The Board regularly receives information on risks facing the Company from, and provides oversight to, a variety of management groups, including the enterprise risk management, global compliance, internal audit, finance risk and control, anti-money laundering, cybersecurity, human resources and compensation risk review groups, among others. These groups provide reports either directly to the full Board, or to the Audit Committee, Compensation Committee, or Corporate Governance Committee. Each of these Board committees reports to the full Board at each Board meeting. Regional and separate key risk committees of our management, as well as business and operational risk functions, report to the enterprise-wide management groups which in turn report to the full Board or a committee of the Board. Our internal audit and global compliance groups conduct monitoring and testing of Company-wide policies and procedures.

The full Board oversees the Company's business continuity planning, reviewing and approving management's plans with respect to, among other things, key management succession, disaster planning, crisis management, and prioritization of recovery efforts. The Board also reviews and approves the Company's Corporate Liquidity Policy, which addresses how the Company would respond to possible liquidity crises created by temporary market disruptions and/or longer-term financial distress.

The Audit Committee receives risk management, cybersecurity and other key risk topic reports regularly from Franklin Templeton's Chief Risk and Transformation Officer or other senior leaders within the Company. The Audit Committee also receives internal audit reports at least quarterly from the Company's internal auditor. The Compensation Committee and a management compensation risk review committee review and discuss the Company's compensation policies and programs to ensure they do not encourage excessive risk-taking. The Audit Committee receives anti-money laundering compliance program reports from the designated compliance officer throughout the year. Each of the Audit, Compensation, and Corporate Governance Committees report on risk, along with other committee matters, at meetings of the full Board. In addition, the full Board receives reports of certain risks annually, including with respect to cyber and information security and anti-money laundering and the Company's related risk-management programs.

At their meetings, the Board, Audit Committee, Compensation Committee, and Corporate Governance Committee review and discuss identified risks with the relevant members of senior management and members of the various groups with responsibility for risk identification and management. These regular communications provide the Board with a practical and in-depth understanding of the risks facing the Company and enable the Board to provide direction to management with respect to its approach to identifying, monitoring and addressing material risks.

Our Board's role in risk oversight is well-supported by having as directors an experienced Chairman and CEO, both of whom have extensive knowledge of and experience with the risks that the Company faces. In addition, the Audit, Compensation and Corporate Governance Committees of the Board are composed entirely of independent directors, as described above in "Committee Membership and Meetings," which the Board believes also enhances risk oversight.

DIRECTOR FEES

Standard Compensation Arrangements

The compensation arrangements for non-employee directors consist of the board and meeting fees, and annual equity award, below.

Lead Director Retainer. The director designated by the independent directors of the Board as the lead independent director of the Board is entitled to receive an annual lead director cash retainer fee of $25,000 (one-fourth of which is paid quarterly).

Director Retainer and Special Meeting Fee. Non-employee directors are entitled to receive an annual Board cash retainer fee of $100,000 (one-fourth of which is paid quarterly), plus $5,000 for each Board meeting attended by such director in excess of the five regularly scheduled Franklin Board meetings per fiscal year.

Director Annual Equity Award. Non-employee directors are also entitled to receive an annual equity award on the date of each annual organizational meeting of the Board, valued at $160,000 (rounded up to the nearest whole share).

Committee Chairperson Retainers. The Chairperson of the Audit Committee is entitled to receive an annual cash retainer fee of $25,000 (one-fourth of which is paid quarterly), and the Chairpersons of the Compensation Committee and the Corporate Governance Committee each is entitled to receive an annual cash retainer fee of $15,000 (one-fourth of which is paid quarterly).

Committee Member Retainers. Each member of the Audit Committee (including the Chairperson) is entitled to receive an annual cash retainer fee of $15,000 (one-fourth of which is paid quarterly), and each member of the Compensation Committee and the Corporate Governance Committee (including each committee's Chairperson) is entitled to receive an annual cash retainer fee of $12,000 (one-fourth of which is paid quarterly).

Special Committee Meeting Fees. Additionally, a $1,500 special committee meeting cash fee is payable to (i) each member of the Audit Committee for each Audit Committee meeting attended by such member in excess of 10 Audit Committee meetings per fiscal year, (ii) each member of the Compensation Committee for each Compensation Committee meeting attended by such member in excess of eight Compensation Committee meetings per fiscal year, and (iii) each member of the Corporate Governance Committee for each Corporate Governance Committee meeting attended by such member in excess of eight Corporate Governance Committee meetings per fiscal year.

Other Board Compensation. In addition, the Company reimburses directors for certain expenses incurred in connection with attending Board and committee meetings as well as other related events, including travel, hotel accommodations, meals and other incidental expenses for the director and his or her spouse accompanying the director in connection with such events.

Deferred Director Fees

The Company and its subsidiaries allow non-employee directors to defer payment of their directors' fees and stock awards in a manner that is intended to comply with the provisions of Section 409A of the Code, and to treat the deferred amounts as hypothetical investments in common stock of the Company and/or in Company-sponsored mutual funds, as selected by the director. Directors are then credited with the same earnings, gains or losses that they would have incurred if the deferred amounts had been invested in the specific investments, in the specific amounts and for the specific periods as directed by each particular director.

Additionally, directors who defer their directors' fees and stock awards are credited with notional dividends and other distributions at the same time, in the same form, and in equivalent amounts as dividends and other distributions that are payable from time to time with respect to investments selected by each particular director. On the payout dates elected by a director, the hypothetical investments are valued and the Company or its subsidiary, as applicable, must pay the director or his or her beneficiary a cash amount equal to the value of the hypothetical investments. Payouts may be made in a lump sum or in periodic installments.

The following table provides information on the total compensation earned by the Company's directors in fiscal year 2021:

FISCAL YEAR 2021 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Total ($)[4]
Peter K. Barker*	28,000	28,000	56,000
Mariann Byerwalter	158,500	160,000	318,500
Alexander S. Friedman*	63,500	160,000	223,500
John Y. Kim*	—	222,000	222,000
Karen King*	—	31,750	31,750
Anthony J. Noto	127,000	160,000	287,000
Mark C. Pigott*	34,750	34,750	69,500
Laura Stein*	38,000	38,000	76,000
John W. Thiel*	63,500	160,000	223,500
Seth H. Waugh	119,500	160,000	279,500
Geoffrey Y. Yang	—	300,500	300,500

* Ms. Stein and Messrs. Barker and Pigott were members of the Board until February 9, 2021. Messrs. Friedman, Kim and Thiel joined the Board effective February 9, 2021. Ms. King joined the Board effective July 1, 2021.

[1] Fees include quarterly retainer fees, excess meeting attendance fees and fees for service as a committee chair. Fees are awarded in cash, the payment of which may be deferred pursuant to the 2006 Directors Deferred Compensation Plan (the "Director Deferred Plan") described above under "Deferred Director Fees." Pursuant to the Director Deferred Plan, directors may elect to defer payment of their directors' fees and stock awards into hypothetical investments in common stock of the Company and/or in Company-sponsored mutual funds. If a director receives fees in cash or elects to defer fees (including the annual stock grant) into hypothetical units of Company-sponsored mutual funds, such amounts are included in this column. Any such director fees deferred into hypothetical shares of the Company's common stock are included in the "Stock Awards" column. See notes 2 and 3 below.

[2] Stock Awards amounts represent the aggregate grant date fair value, determined in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation - Stock Compensation" ("ASC 718"), associated with (i) an annual stock grant made on February 9, 2021, provided such stock grant is not deferred into hypothetical units of Company-sponsored mutual funds (see note 1 above), and (ii) director fees earned in fiscal year 2021 but whose payment is deferred into hypothetical shares of the Company's common stock and eventually payable in cash. See "Deferred Director Fees" above. The valuation assumptions (i) for the annual stock grant are the closing price for the common stock on the NYSE on the grant date (February 9, 2021) and (ii) for the deferred hypothetical shares of Company common stock are changes in the closing price of the common stock on the NYSE during fiscal year 2021, and the reinvestment of dividends declared by the Company. Because of the required accounting treatment under ASC 718, the Stock Award amounts for fees earned in fiscal year 2021 and deferred into hypothetical shares of common stock may vary (up or down) to reflect market prices of the common stock.

(3) The following represents the grant date fair value determined in accordance with ASC 718 for all Stock Awards granted in fiscal year 2021. See "Note 17—Stock-Based Compensation" in the Company's Annual Report on Form 10-K for fiscal year 2021 filed with the SEC on November 19, 2021, for further details.

Name	Actual Common Stock ($)	Deferred Hypothetical Shares ($)
Peter K. Barker	—	28,000
Mariann Byerwalter	160,000	—
Alexander S. Friedman	—	160,000
John Y. Kim	—	222,000
Karen King	—	31,750
Anthony J. Noto	160,000	—
Mark C. Pigott	—	34,750
Laura Stein	—	38,000
John W. Thiel	160,000	—
Seth H. Waugh	—	160,000
Geoffrey Y. Yang	160,000	140,500

(4) Mr. G. Johnson is the Executive Chairman of the Company and Chairman of the Board and does not receive compensation for his service as a director. Ms. Johnson is the President and CEO of the Company and does not receive compensation for her service as a director. See the "Summary Compensation Table for Fiscal Year 2021" below. Mr. R. H. Johnson, Jr. is the Vice Chairman of the Company and does not receive compensation for his service as a director. See "Certain Relationships and Related Transactions" below for information regarding his fiscal year 2021 compensation.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table contains information regarding the beneficial ownership of our common stock as of December 27, 2021, by the stockholders that our management knows to beneficially own more than five percent of our outstanding common stock as of such date. The percentage of ownership is calculated based on 502,520,472 outstanding shares of common stock on December 27, 2021.

Except as otherwise noted, each beneficial owner in the following table had sole voting and investment power with respect to such shares.

Name and Address of Beneficial Owner[1]	Shares Beneficially Owned[2]	Percent of Class
Rupert H. Johnson, Jr.[3]	104,198,713	20.7%
Charles B. Johnson[4]	98,982,294	19.7%
The Vanguard Group[5]	31,487,649	6.2%
State Street Corporation[6]	27,405,759	5.4%
Blackrock, Inc.[7]	26,766,010	5.3%

[1] The addresses of Messrs. C. B. Johnson and R. H. Johnson, Jr. are: c/o Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906.

[2] The number of shares of Company common stock beneficially owned by each person is determined under rules promulgated by the SEC.

[3] Includes 102,453,045 shares held in a trust for which Mr. R. H. Johnson, Jr. is trustee. Also includes 25,184 shares held in the 401(k) Plan, 563,735 shares held in an IRA, and 10,116 shares held by his spouse (disclaims beneficial ownership of such shares). Also includes 1,146,633 shares held by a private charitable foundation for which he is a trustee (disclaims beneficial ownership of such shares).

[4] Includes 88,449,070 shares held in a trust for which Mr. C.B. Johnson is trustee. Also includes 21,504 shares held in the 401(k) Plan, 4,059,651 shares held in an individual retirement account (an "IRA"), and 2,167,800 shares by spouse. Also includes an aggregate of 4,284,269 shares held by three private charitable foundations for which he is a trustee with shared voting and investment power (disclaims beneficial ownership of such shares).

[5] Based solely on a Schedule 13G/A of The Vanguard Group, Inc. filed with the SEC on February 10, 2021 reporting shares of Company common stock owned as of December 31, 2020. Includes (i) sole power to vote or direct to vote zero shares, (ii) shared power to vote or direct to vote 453,955 shares, (iii) sole power to dispose of or direct the disposition of 30,253,603 shares, and (iv) shared power to dispose of or direct the disposition of 1,234,046 shares. Principal business office address listed as 100 Vanguard Blvd., Malvern, PA 19355 in such filing.

[6] Based solely on a Schedule 13G of State Street Corporation filed with the SEC on February 10, 2021, reporting shares of Company common stock owned as of December 31, 2020. Includes (i) sole power to vote or direct to vote zero shares, (ii) shared power to vote or direct to vote 25,891,545 shares, (iii) sole power to dispose of or direct the disposition of zero shares, and (iv) shared power to dispose of or direct the disposition of 27,403,029 shares. Principal business office address listed as State Street Financial Center, One Lincoln Street, Boston, MA 02111 in such filing.

[7] Based solely on a Schedule 13G/A of Blackrock, Inc. filed with the SEC on February 2, 2021, reporting shares of Company common stock owned as of December 31, 2020. Includes (i) sole power to vote or direct to vote 23,382,353 shares, (ii) shared power to vote or direct to vote zero shares, (iii) sole power to dispose of or direct the disposition of 26,766,010 shares, and (iv) shared power to dispose of or direct the disposition of zero shares. Principal business office address listed as 55 East 52nd Street, New York, NY 10055 in such filing.

STOCK OWNERSHIP AND STOCK-BASED HOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table contains information regarding the beneficial ownership of our common stock as of December 27, 2021 by:

- each director and director nominee;
- each executive officer named in the "Summary Compensation Table for Fiscal Year 2021" below; and
- all current directors, director nominees and executive officers of the Company as a group (including named executive officers).

The percentage of ownership is calculated based on 502,520,472 outstanding shares of common stock on December 27, 2021. Except as otherwise noted, each beneficial owner in the following table had sole voting and investment power with respect to such shares.

Name of Beneficial Owner	Shares Beneficially Owned[1]	Total Company Stock-Based Holdings[2]	Percent of Shares Beneficially Owned[3]
Directors and Director Nominees:			
Mariann Byerwalter	9,146[4]	24,016	*
Alexander S. Friedman	—	6,179	*
Gregory E. Johnson	6,501,384[5]	6,534,125	1.3%
Jennifer M. Johnson	5,936,298[6]	6,161,369	1.2%
Rupert H. Johnson, Jr.	104,198,713[7]	104,198,713	20.7%
John Y. Kim	—	9,385	*
Karen M. King	—	2,207	*
Anthony J. Noto	12,371	12,371	*
John W. Thiel	6,011	6,011	*
Seth H. Waugh	2,414	36,220	*
Geoffrey Y. Yang	39,283	81,135	*
Named Executive Officers:			
Gregory E. Johnson (see above)			
Jennifer M. Johnson (see above)			
Matthew Nicholls	116,080[8]	189,396	*
Jed A. Plafker	118,992[9]	148,204	*
Adam B. Spector	203,014[10]	254,777	*
All directors, nominees and executive officers as a group (17 persons)	117,325,296[11]	—	23.3%

* *Represents less than 1% of the outstanding common stock.*
[1] *The number of shares of Company common stock beneficially owned by each person is determined under rules promulgated by the SEC. Under these rules, a person is deemed to have "beneficial ownership" of any shares over which that person has or shares voting or investment power, plus any shares that the person may acquire within 60 days. Each share of Company unvested restricted stock confers voting but not dispositive power. The number of shares beneficially owned by each person includes any outstanding time-based and performance-based unvested restricted stock awards. The Company has no outstanding stock options.*

(2) For non-employee directors, this column combines beneficial ownership of shares of our common stock with deferred director fees held by certain non-employee directors in an account economically equivalent to our common stock (but payable in cash), as of December 27, 2021. See "Director Fees—Deferred Director Fees" for a description of deferred director fees. For named executive officers, this column combines beneficial ownership of shares of our common stock with outstanding time-based unvested restricted stock unit awards held by such officers. Restricted stock units do not confer voting or dispositive power. This column indicates the alignment of the named persons with the interests of the Company's stockholders because the value of their total holdings will increase or decrease correspondingly with the price of the Company's common stock. The amounts described in this footnote are not included in the calculation of the percentages contained in the Percent of Shares Beneficially Owned column of this table.

(3) The percent ownership for each stockholder on December 27, 2021 is calculated by dividing (i) the total number of shares beneficially owned by the stockholder by (ii) the total number of shares outstanding on December 27, 2021 plus any shares acquirable by that person currently or within 60 days after such date.

(4) Shares held by a revocable family trust for which Reporting Person is sole trustee with voting and investment power.

(5) Mr. G. Johnson is also a named executive officer of the Company. Includes 6,367 shares held in the 401(k) Plan, and 100,518 shares of unvested restricted stock. Also includes an aggregate of 2,961,000 shares held pursuant to two limited partnerships, 8,100 shares held in a business trust for Mr. G. Johnson, 245,209 shares held by his children or in his children's trusts for which Mr. G. Johnson is trustee with voting and investment power (disclaims beneficial ownership of such shares), and 22,841 shares held by his spouse (disclaims beneficial ownership of such shares). Also includes an aggregate of 978,840 shares held by a private charitable foundation for which he is a trustee with voting and investment power (disclaims beneficial ownership of such shares).

(6) Ms. Johnson is also a named executive officer of the Company. Includes 2,191 shares held in the 401(k) Plan, and 119,361 shares of unvested restricted stock. Also includes an aggregate of 2,808,000 shares held pursuant to two limited partnerships, 15,000 shares held in a business trust for Ms. Johnson, and 442,864 shares held by her children or in her children's trusts for which Ms. Johnson is trustee with voting and investment power (disclaims beneficial ownership of such shares). Also includes an aggregate of 978,840 shares held by a private charitable foundation for which she is a trustee with voting and investment power (disclaims beneficial ownership of such shares).

(7) See footnote (3) under "Stock Ownership of Certain Beneficial Owners" above.

(8) Includes 58,376 shares of unvested restricted stock.

(9) Includes 41,222 shares of unvested restricted stock.

(10) Includes 131,788 shares of unvested restricted stock.

(11) Includes an aggregate of 33,743 shares held in the 401(k) Plan, 480,399 shares of unvested restricted stock.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

This Compensation Discussion and Analysis ("CD&A") provides an overview and analysis of the Compensation Committee's philosophy and objectives in designing compensation programs for the Company's executive officers. In this CD&A, we address the compensation determinations and the rationale for those determinations relating to the Company's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and our other most highly compensated executive officers, whom we refer to collectively as the "named executive officers" or "NEOs." For the fiscal year ended September 30, 2021, our NEOs were:

Name	Position
Jennifer M. Johnson	President and Chief Executive Officer
Gregory E. Johnson	Executive Chairman and Chairman of the Board
Matthew Nicholls	Executive Vice President and Chief Financial Officer
Adam Spector	Executive Vice President, Global Advisory Services
Jed A. Plafker	Executive Vice President

The Compensation Committee believes that executive compensation should be aligned with and support our performance and business objectives. The Compensation Committee aims to focus the NEOs on our long-term performance by using equity awards that generally vest over three years as the Compensation Committee believes such awards are the most effective tool for aligning the executives' interests with long-term stockholder interests. The portion of our NEOs' annual compensation linked to short-term performance is intended to motivate and reward executives to achieve certain objectives and to allow us to attract and retain talented executives.

FISCAL YEAR 2021 BUSINESS HIGHLIGHTS

During fiscal year 2021, we continued to focus on key areas that directly support the firm's multi-year strategic plan to drive organic growth, execute on M&A opportunities and position Franklin Templeton to capitalize on industry change. A key focus in fiscal year 2021 was the successful completion of key integration-related initiatives for corporate functions and distribution related to the acquisition of Legg Mason and its specialist investment managers. That acquisition has enhanced our strategic positioning and long-term growth potential and contributed to achieving our goal of creating a more diversified and balanced organization. In addition, we continued to invest in opportunities that will support our strategy, including augmentation of our alternative strategies and ESG offerings.

Acquiring and retaining talent is an ongoing priority, and this year we worked to enhance our investment and distribution teams. We made several strategic hires and promoted top talent to important new roles on our investment and distribution teams.

The Compensation Committee evaluated fiscal year 2021 performance following its philosophy that a significant portion of executive compensation should be variable and tied to the Company's performance.

SUMMARY OF OUR COMPENSATION PRACTICES

Our pay practices demonstrate our commitment to responsible compensation and governance practices.

What We Do	What We Don't Do
✓ Align pay with performance: a significant portion of total compensation for all NEOs is performance-based	✗ Provide excessive severance benefits
✓ Grant long-term awards based on meaningful performance measures	✗ Enter into change in control agreements with NEOs
✓ Maintain a clawback policy	✗ Provide excise tax gross-ups
✓ Require significant stock ownership	✗ Reprice underwater stock options
✓ Limit perquisites	✗ Permit hedging of Company stock
✓ Retain an independent consultant to the Compensation Committee	✗ Allow pledging of Company stock received as compensation
✓ Mitigate excessive risk by regularly reviewing incentive compensation plans and compensation practices	✗ Offer executive retirement plans
✓ Engage with stockholders to discuss compensation practices	✗ Pay dividends or dividend equivalents to NEOs on unvested performance shares

STOCKHOLDER ENGAGEMENT

We continue to engage with stockholders to provide an opportunity for them to express their views so that we may consider them as we evaluate our governance practices and executive compensation program. We value our stockholders' interest and feedback and we are committed to maintaining an active dialogue to ensure that we understand the priorities and concerns of our stockholders with respect to best practices for governance matters and executive compensation.

In fiscal year 2021, we contacted our top 15 institutional shareholders, representing approximately 22% of our outstanding shares, and approximately 47% of our outstanding shares held by persons or entities other than Messrs. Charles B. Johnson and Rupert H. Johnson, and held meetings with the three of these shareholders who requested to meet with us. Our outreach to stockholders focused on ESG, including discussing our newly published CSR report, climate related initiatives and diversity & inclusion matters.

EVALUATION OF "SAY ON PAY"

At our 2020 Annual Meeting, our stockholders had the opportunity to cast a non-binding, advisory vote on the compensation of our NEOs (a "say-on-pay proposal"). Approximately 97% of the votes cast were in favor of the Company's say-on-pay proposal. The Compensation Committee believes this reflects general stockholder support for our executive compensation program and philosophy and intends to continue its practice of linking executive compensation with Company performance.

At our 2017 Annual Meeting, an advisory vote was taken on the frequency with which we ask our stockholders to provide an advisory vote on our executive compensation program. We proposed that such vote be held every three years, and a majority of the votes cast were in favor of that proposal. The next say-on-pay and say-on-frequency votes are expected to be held in 2023.

Executive Compensation Overview

OBJECTIVES OF THE COMPENSATION PROGRAM

Each element of compensation paid to our NEOs is designed to support one or more of the Company-wide or business unit performance objectives discussed below.

In determining the compensation paid to our NEOs, the Compensation Committee has placed an emphasis on the achievement of certain overall Company-wide objectives as well as business unit objectives specific to each NEO.

Company-wide Metrics

In order to link executive compensation to our performance, the Compensation Committee considers performance as shown by a number of financial and non-financial metrics that it believes are important to the growth and welfare of the Company, including overall 1-, 3-, 5- and 10-year investment management performance and the Company's financial performance, as measured by the key performance measures noted below.

The chart below compares the results of our key financial performance measures for the current fiscal year against last fiscal year:

Key Financial Performance Measures (as of and for fiscal years ended September 30)[1]	2021	Percentage Change 2021 vs. 2020	2020
Assets under management ($ billions)	$1,530.1	8%	$1,418.9
Operating margin	22.3%		18.8%
Adjusted operating margin[2]	37.7%		38.5%
Three-year stockholder return	3.4%		(17.8%)
Operating income ($ millions)	$1,875.0	79%	$1,048.9
Diluted earnings per share	$3.57	125%	$1.59

[1] The Company acquired Legg Mason, Inc. effective July 31, 2020. Results of operations for fiscal year 2020 include two months of Legg Mason's results and assets under management at September 30, 2020 includes the impact of the acquisition of Legg Mason.

[2] See discussion of supplemental non-GAAP financial measures in Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2021.

Business Unit Objectives

The Company-wide performance measures are driven by and reflect the combined performance of our numerous individual business units. The Compensation Committee recognizes, however, that such Company-wide measures may not fully reflect the individual performance and contributions made by our separate business units and their respective leaders. The Compensation Committee therefore believes that individual objectives should also be set for the executives that are linked to the growth and development of their respective business units. Such goals are specifically tailored to each business unit and include, but are not limited to, a mix of investment performance, sales, financial, customer service, technology and human resources objectives.

COMPENSATION PHILOSOPHY

The Compensation Committee believes that executive compensation should be linked with our performance and significantly aligned with the interests of our stockholders. In addition, executive compensation is designed to allow us to recruit, retain and motivate employees who play a significant role in our current and future success.

Our compensation program consists primarily of three elements: base salary, short-term incentive compensation and long-term incentive and retention compensation.

Short-term incentive compensation (cash awards) and certain long-term incentive compensation awarded to our NEOs are funded from the Key Executive Pool ("KEP") under our Amended and Restated Annual Incentive Compensation Plan ("AIP"), which is our Company-wide incentive compensation plan. In addition, to focus our NEOs on long-term performance and foster retention, we grant our NEOs long-term incentive and retention compensation in the form of equity awards that are subject to performance-based vesting ("Performance Awards").

We are a global, full-service investment management organization focused on long-term performance. One of the Compensation Committee's main goals is to focus the executives on our long-term performance. As a result, most of our NEO compensation is aligned to Company-wide performance metrics and to individual business unit objectives. The Compensation Committee believes that long-term equity awards are an effective tool for aligning the executives' interests with long-term stockholder interests in order to increase overall stockholder value. In addition, the NEOs implement long-term initiatives for the Company that, by definition, take more than one fiscal year to accomplish. To focus our NEOs on long-term performance and foster retention, we grant our NEOs Performance Awards and, as described in the following paragraph, a portion of any awards earned by our NEOs from the KEP is granted as equity awards.

Equity awards granted to NEOs from the KEP are paid in the form of restricted stock unit awards that are subject to a three-year service-based vesting schedule. Performance awards vest only upon satisfaction of certain targets, and in setting the performance vesting targets, the Compensation Committee uses performance criteria that it believes are challenging but also achievable. The Compensation Committee may also award stock options to executives in the future. Long-term Performance Awards typically vest over a three-year period based on the achievement of predetermined Company financial performance goals and other specified performance objectives. In the event a performance measure is not achieved at or above a specified threshold level, the portion of an award tied to such performance measure is forfeited. In addition, in order to align further the NEOs' interests with our stockholders, each NEO is required to comply with our stock ownership guidelines.

In the asset management industry, executive pay typically is not determined on the basis of formulas and weighted metrics because the business is highly dependent on the performance of markets, over which our management team has no control. The dynamics of markets and other external factors that impact our business during the course of the year make initial weightings less relevant to what management should focus on during the year to deliver maximum stockholder value and the Compensation Committee exercises its discretion in determining the effectiveness of the performance of an NEO compared to pre-determined objectives. Further, our business is based on investment performance. That performance must be viewed over a long period of time. Even though we do not use formulas, the Compensation Committee uses a rigorous performance assessment framework to set the overall bonus pool and determine individual bonuses. The Committee uses market data and performance metrics to establish pools for incentive awards and applies its judgment to make compensation decisions for the named executive officers after conducting an in-depth review of performance, evaluating peer group pay and prior years' actual total direct compensation and assessing qualitative factors relating to strategic priorities, rather than relying solely on formulaic results to calculate annual incentive award payouts. The Committee evaluates the CEO's recommendations for other executive officers' pay, considering peer group data and the CEO's views on actual performance against the Company's plan as well as her views on individual performance. The Committee believes this process is an effective way to assess the quality of the

performance and leadership demonstrated by the CEO and other executive officers.

Incentive compensation paid to NEOs for fiscal year 2021 consisted of cash and equity awards under the KEP and additional long-term Performance Awards. Each year, the Compensation Committee allocates a portion of the AIP to the KEP to fund NEO incentive compensation. For fiscal year 2021, in addition to the NEOs, one additional Senior Executive (who was an NEO in fiscal year 2020) received incentive awards from the KEP.

For fiscal year 2021, the Committee determined that no individual NEO would be eligible to receive an award exceeding 40% of the total KEP. The Committee's process for reviewing and determining individual allocations of the KEP remains unchanged from the last fiscal year.

At the end of the fiscal year, in determining the actual amount to be awarded under the KEP to each eligible NEO, the Compensation Committee uses its discretion to determine the award amount and in making this decision may use one or more of the Company-wide objectives for each NEO as described under "Company-wide Performance Measures for KEP Awards" below. Amounts earned under the KEP are awarded in cash and restricted stock unit awards subject to service-based vesting. The actual performance measures for each NEO considered by the Committee in determining compensation for fiscal year 2021 are set forth under "Individual Performance Measures and Achievements" below.

For fiscal year 2021, the fiscal year 2021 AIP award pool for all plan participants was capped at 30% of pre-bonus net operating income or "PBOI" (as defined under "Determination of Annual Incentive Awards" below).

Company-wide Performance Measures for AIP Awards

Investment Performance:	1-, 3-, 5- and 10-year investment management performance; assets under management; and investment management revenue
Financial Results:	Operating margin, adjusted operating margin, three-year stockholder return, operating income and diluted earnings per share
Strategic Initiatives:	Optimize global growth prospects; continue building enduring relationships with clients and business partners; strengthen employee engagement and leadership development; and maintain expense management

The Compensation Committee believes that the use of a strict formula-based program for annual awards could have inadvertent consequences such as encouraging the NEOs to focus on the achievement of one specific metric to the detriment of other metrics. In addition, tying compensation to a strict formula would not allow for adjustments based on issues beyond the control of the NEOs. The Compensation

Committee recognizes that each NEO other than the CEO (each, a "Senior Executive") may be most able directly to influence the business unit for which he or she is responsible and, as described above, in using its discretion to determine actual award amounts under the AIP takes into account the achievement of objectives that are directly tied to the growth and development of each Senior Executive's business unit.

Execution of Our Philosophy

ROLE OF THE COMPENSATION COMMITTEE AND THE DECISION-MAKING PROCESS

Compensation decisions for our NEOs are made by the Compensation Committee with input from its independent compensation consultant, the Human Resources Group and our CEO (with respect to other NEOs).

As our highest-ranking officer, the CEO is responsible for overseeing our operations and results, establishing and implementing our strategic objectives and providing direction and leadership to the Company. The Compensation Committee therefore believes that the CEO's compensation should normally be higher than the compensation paid to the Senior Executives and that a large percentage of such compensation should be at risk and linked to the achievement of objectives based on our performance with regard to the key financial performance measures.

While the Compensation Committee believes that our financial and investment performance should be the primary drivers of CEO pay, it also believes that the CEO's individual performance with regard to relevant non-financial objectives and achievements during the year should be taken into account. Historically, such non-financial objectives have included customer service, technology and human resource objectives, as well as goals regarding our compliance with laws and regulations and the maintenance of excellence in our corporate governance practices, among other strategic objectives.

In setting the CEO's compensation, every year the Compensation Committee reviews (i) our performance (both financial and non-financial), (ii) compensation reports (which we refer to as "tally sheets") regarding the amounts paid to the CEO in prior years as salary, bonus and other compensation (including a sensitivity analysis regarding the CEO's vested and unvested equity awards), (iii) relevant compensation benchmarks and practices at peer companies and (iv) relevant non-financial information, such as data regarding achievements in the areas noted above. Based upon these reviews, the Compensation Committee determines the CEO's incentive compensation for the current fiscal year.

With respect to our Senior Executives, we conduct an annual review process in which goals are developed for each business unit with the CEO and the Senior Executive who leads the business unit. Each unit's goals are specifically tailored because their different business functions are not always easily comparable. The goals and objectives established for each Senior Executive for fiscal year 2021 are set forth in fiscal year 2021 scorecards for each such Senior Executive, which are discussed with the Compensation Committee. See "Individual Performance Measures and Achievements" below for a summary of the fiscal year 2021 achievements of each NEO in respect of those objectives. The Compensation Committee then reviews and discusses the evaluations, competitive compensation information, tally sheets and the compensation recommendations for each such Senior Executive that is provided to them by the CEO and our Human Resources Group, as described in "Role of Management" below. Based upon this review, the Compensation Committee assesses the reasonableness of the compensation recommendations and sets each Senior Executive's incentive compensation.

The following illustrates generally the Compensation Committee's pay determination process throughout a fiscal year.



First Quarter

- Discuss established Company-wide priorities and key performance targets
- Go over individual annual bonus award objectives linked to the growth and development of respective business units
- Analyze industry trends in compensation

Second Quarter

- Review individual annual bonus award scorecards with the Compensation Committee, including strategic and line of business initiatives as well as key performance targets
- Review quarterly financial performance, focusing on year-over-year results with regard to Company-wide performance measures
  - Assess progress toward corporate priorities and analyze potential impact to executive compensation

Fourth Quarter

- Review of fiscal year performance, including achievement of Company-wide priorities and key performance targets
- Evaluate fiscal year-to-date performance versus peers
- Compensation Committee determination of the percentage of pre-bonus operating income that will go into the award pool, with recommendation developed by HR and reviewed and endorsed by the CEO prior to Compensation Committee review
- Review of executive officer performance, with input from independent compensation consultant and CEO (for other NEOs)
- Finalize proposed award amounts to be approved in November

Third Quarter

- Complete review of prior year peer compensation and financial results provided by McLagan Partners, a consulting firm
- Senior members of the Human Resources Group meet with the CEO to discuss competitive compensation, retention, funding requirements and other significant compensation issues
- Review quarterly financial performance, focusing on year-over-year results with regard to Company-wide performance measures
- Consider stockholder feedback received during the fiscal year
- Assess progress toward corporate priorities and analyze potential impact to executive compensation

Decision Making Process

ROLE OF MANAGEMENT

The Compensation Committee works with members of management, including our CEO, to seek input regarding our executive compensation program. Twice a year the CEO evaluates each Senior Executive and his or her respective business unit's progress in achieving its goals. In addition, the CEO works with senior members of our Human Resources Group to recommend the appropriate award amount for each Senior Executive based upon such performance. As part of this process, the Human Resources Group conducts and reviews an analysis of competitive compensation by peer companies (listed below under "Peer Group Companies"), compares previous year-over-year performance and compensation paid to the executive, considers internal pay equity issues and reviews third-party executive compensation surveys related generally to the financial services industry and specifically to the asset management industry. In addition, the Human Resources Group prepares tally sheets which include cash, equity and other compensation paid to each Senior Executive in prior periods as well as an analysis of the total projected wealth accumulation for such executive over the next five years. Upon completion of this review process, management presents the performance evaluations to the Compensation Committee and the CEO makes a recommendation regarding the appropriate level of incentive compensation in relation to the objectives achieved.

The Company's management has engaged McLagan, a financial services industry compensation consultant, to provide information on peer company compensation and pay trends. McLagan's proprietary surveys and market data are used to analyze the competitiveness of the Company's executive compensation program and to understand compensation forecasts and trends in the industry. The annual market data assessment of peer executive officers is created with McLagan's guidance and provided to the Compensation Committee.

In addition, the Compensation Committee considers the recommendation of our Human Resources Group as to the appropriate size of the incentive pool for NEOs, including the KEP and Performance Awards as described below under "- Long-term Incentive and Retention Compensation". In preparing its recommendation, senior members of our Human Resources Group meet periodically with our CEO to discuss competitive compensation, retention, funding requirements and other significant compensation issues. In addition, the CEO meets with the CFO to review the quarterly financial performance of the Company over the most recent quarters and the last two years, and in particular focuses on the Company's year-over-year results with regard to the Company-wide performance measures set forth under the heading "-Company-wide Metrics for AIP Awards" above. The recommendation is reviewed and endorsed by the CEO prior to its presentation to the Compensation Committee.

PEER GROUP COMPANIES

The Company's Human Resources Group, in conjunction with McLagan, compares each NEOs' proposed compensation to the compensation of executive officers performing similar functions among a peer group of other investment management companies. This comparison takes into account our performance relative to these peer companies, the executives' comparative roles, responsibilities for the performance of such companies and the market size and composition data for such peer companies. The Human Resources Group also reviews compensation data from a survey of management and administration positions in investment management organizations published by McLagan. McLagan is engaged by the Company to provide this additional peer compensation information because of the complexity of identifying a reasonable and appropriate competitor group, particularly given the differences in size and business mix between us and certain of our publicly traded peer group companies. For fiscal year 2021, our peer companies were:

- Alliance Bernstein
- BlackRock, Inc.
- BNY Mellon Asset Management
- Eaton Vance Management
- Federated Hermes
- Goldman Sachs Asset Management
- Invesco Ltd.
- Janus Henderson Investors
- JP Morgan Asset Management
- MFS Investment Management
- State Street Global Advisors
- T. Rowe Price Group
- Vanguard Group

The Compensation Committee reviews these peer companies' compensation for comparison purposes, but this review is only one of several factors that are considered by the Compensation Committee in setting compensation. Our fiscal year ends on September 30th, whereas most of our peer group companies ends on December 31st, such that any meaningful compensation comparison must rely on available data covering time periods that do not correspond exactly and during which more beneficial or more adverse economic conditions affecting compensation may have prevailed. The Compensation Committee used 2020 peer market data received from McLagan to compare NEO total compensation (comprised of base pay, bonuses and equity compensation) against the total compensation for executives in similar positions at the peer group companies, but also

took note of expected changes in industry compensation levels in 2021 based on information provided by McLagan. The Compensation Committee's decision on the level of compensation awarded reflected our performance for fiscal year 2021 versus our peer group companies, as well as consideration of the strength of the Company's key financial performance metrics. Although relative ranking information is considered by the Compensation Committee in evaluating compensation for our NEOs, the Compensation Committee does not target a specific percentile ranking for any component of, or the aggregate total of, NEO compensation.

ROLE OF COMPENSATION CONSULTANT

The Compensation Committee has the sole authority to retain and terminate any compensation consulting firm directly assisting it in the evaluation of director or executive compensation. The Compensation Committee also has the sole authority to approve fees and other retention terms for its consultant.

The Compensation Committee has directly retained Exequity LLP ("Exequity") as its compensation consultant to provide objective analyses of, and counsel on, our executive compensation program and practices. Exequity's role is set by the Compensation Committee. Throughout the year, Exequity is asked to review and comment objectively on management proposals and presentations to the Compensation Committee covering all elements of compensation paid to the NEOs. Exequity also provides counsel on general market trends and technical developments and input on the amount and structure of pay for the non-employee directors of the Board. Under the terms of its engagement, Exequity is required to obtain the prior written approval of the Compensation Committee before Exequity or any of its affiliates performs any non-executive compensation related services for the Company or its subsidiaries. Exequity is required to report to the Compensation Committee any such services and fees annually and upon the reasonable request of the Compensation Committee. There were no such services during fiscal year 2021.

The Compensation Committee recognizes that it is essential to receive objective advice from compensation consultants. The Compensation Committee selects its compensation consultant only after taking into consideration all factors relevant to the consultant's independence including the following:

- Provision of other services to the Company by the consultant's firm;
- Aggregate fees paid by the Company and fees as a percentage of the total revenue of the consultant's firm;

- Policies and procedures of the consultant's firm designed to prevent conflicts of interest;
- Any business or personal relationships between the consultant, the consultant's firm and any Compensation Committee member or executive officer of the Company; and

- Whether the consultant holds shares of the Company's stock.

During fiscal year 2021, the Company paid Exequity $20,175 in consulting fees directly related to services performed for the Compensation Committee.

Components of Compensation Program and Fiscal 2021 Compensation

The compensation program for the NEOs consists primarily of base salary and incentive compensation comprised of a combination of cash and equity as described below.

Each element of compensation is designed to reward the achievement of different objectives as summarized below:

COMPENSATION ELEMENT	DESIGNED TO REWARD	RELATIONSHIP TO THE OBJECTIVES
BASE SALARY	• Experience, knowledge of the industry, duties and scope of responsibility	• Provides a minimum, fixed level of cash compensation to attract and retain talented executives to the Company who can continue to improve the Company's overall performance
SHORT-TERM INCENTIVE COMPENSATION (KEP CASH AWARDS)	• Success in achieving annual objectives	• Motivates executives to achieve specific Company-wide and business unit objectives • Provides competitive compensation to attract and retain talented executives
LONG-TERM INCENTIVE and RETENTION COMPENSATION (LONG TERM PERFORMANCE AWARDS and KEP EQUITY AWARDS)	• Continued excellence and attainment of objectives over time • Success in long-term growth and development	• Motivates executives to achieve long-term business unit and Company-wide objectives • Aligns the executives' interests with long-term stockholder interests in order to increase overall stockholder value • Provides competitive compensation to attract and retain talented executives • Retains the services of key executives with the Company

2021 CEO AND OTHER NAMED EXECUTIVE OFFICER PAY MIX

The following charts show the various components of the compensation paid or granted to our CEO and Senior Executives in respect of fiscal year 2021. They illustrate the Compensation Committee's emphasis on equity-based and performance-based components of our executive compensation program.

COMPENSATION MIX
CEO and Average Senior Executive Pay





■ Base Salary   ■ Annual Cash Incentive   ■ Annual Incentive RSUs   ■ Performance-Based Long-Term RSUs   ■ Total Performance-Based

Base Salary

The Compensation Committee believes that base salaries for our NEOs should be limited to a reasonable base compensation for the day-to-day performance of their job responsibilities and that the majority of their pay should be in variable compensation tied to performance. Base salaries are evaluated by the Compensation Committee annually for all NEOs and in general remain static unless the individual is promoted, or the Compensation Committee determines that an adjustment is necessary due to compensation or economic trends in the industry.

Incentive Compensation

The Compensation Committee encourages NEOs to enhance our performance by linking a significant portion of their compensation to the achievement of business unit, Company-wide and individual objectives. NEO incentive compensation is awarded from our KEP with the amount of such compensation determined based on performance for the most recently completed fiscal year and made in the form of cash and equity, with the equity portion granted under our 2002 Universal Stock Incentive Plan ("USIP") and subject to a three-year service-based vesting schedule. NEOs receive dividends on unvested service-based awards, as and when dividends are paid to stockholders. Additional long-term incentive compensation is awarded to our NEOs in the form of Performance Awards also granted under our USIP. From time to time, we also grant retention awards designed to attract, retain and reward the performance of our NEOs.

INDIVIDUAL PERFORMANCE MEASURES AND ACHIEVEMENTS

Each year, the Compensation Committee reviews the performance objectives established for the NEOs, as outlined in their respective fiscal year scorecards. A summary of each NEO's fiscal year 2021 achievements considered by the Compensation Committee in making compensation decisions are set forth below.

The Compensation Committee's determination of the fiscal year 2021 award to our CEO began with a consideration of the weightings of the following performance metrics, with adjustments made in the discretion of the Compensation Committee to reflect certain achievements in the fiscal year:





Jennifer M. Johnson
President and Chief Executive Officer

Investment Performance (50%)

- Investment performance continued to strengthen across a broad array of investment strategies. Through the end of the fiscal year, 71%, 69%, 72%, and 77% of strategy composites outperformed their respective benchmarks on a 1-, 3-, 5-, and 10-year basis.[1] Notably, these improvements in relative investment performance of our strategy composites reflected outperformance in fixed income strategies and increasing strength in equity strategies.

- 53% of mutual fund assets were rated 4 or 5 stars by Morningstar, compared to 42% in the prior year period.[2]

- Long-term mutual fund peer relative investment performance improved across 1-, 3-, 5-, and 10-year periods compared to the year ago period, reflecting outperformance in multi-asset and fixed income mutual funds.

Financial Results (30%)

- Fiscal year financial results were strong, including:

  - Adjusted net income was $1.9 billion, a 46% increase over last year, reflecting the acquisition of Legg Mason (LM), as well as strong execution in delivering on the financial and strategic benefits of the acquisition and strong markets.
  - Adjusted revenues were $6.3 billion, an increase of 63% over the prior year.
  - Adjusted operating income increased by 60% to $2.4 billion and adjusted operating margin was 37.7%.

- Fiscal year-end assets under management (AUM) stood at $1.53 trillion, an increase of 8% from the previous year.

- Returned $782 million to shareholders in dividends and share repurchases, which is 41% of adjusted net income.

Strategic Initiatives (20%)

- Ms. Johnson drove significant progress on the firm's multi-year strategic focus areas in fiscal year 2021 to maximize organic growth, execute on M&A, and position the Company to capitalize on increased industry change and emerging technologies.

- In terms of notable organic growth, saw positive net flows in core growth areas, including alternatives, separately managed accounts (SMA), wealth management, and environmental, social & governance (ESG) specific strategies. Full year long-term, net-outflow attrition rate was 1.9% compared to 9.0% in the prior year (net outflows as a percentage of assets under management).

- Successfully completed key integration-related initiatives for corporate functions and distribution related to the LM acquisition, including executing on plans to create a nimbler distribution model with a more region-centric sales approach.

- Led work on additional strategic acquisitions, including Lexington Partners to bolster our alternative business. We also added sophisticated investment technology to customize portfolios for retail clients at scale through the acquisition of O'Shaughnessy Asset Management.

- Over the course of the year, created a management team consisting of key representation from FT, LM and the SIMs. Maintained our culture, while invigorating collaboration and innovation across the firm.

- Established the Stewardship and Sustainability Council, made up of ESG leaders across the SIMs, to fully leverage internal ESG investing expertise. Importantly, over 90% of FT's AUM integrates ESG considerations into the investment process, and more than $200 billion in AUM is managed with this specific focus.

- Continued to champion the importance of D&I through multiple firmwide initiatives organized around People, Practices, and Public Commitment.
- Continue to advocate digital asset strategies efforts, including applications for tokenization and blockchain technology in the asset management industry.
- Continued to lead the corporate response to the pandemic. Maintained organizational stability and high-quality service, with the majority of employees working from home. Established a cross-functional Return to Office Steering Team to drive return to office plans, while prioritizing the health and safety of our employees.

[1] *Benchmark comparisons are based on each strategy's composite returns (composites may include retail SMA and mutual fund assets managed as part of the same strategy) as compared to a market index that has been selected to be generally consistent with the investment objectives of the account. Multi-asset strategies that lack benchmarks consistent with their investment objectives are excluded.*

[2] *Mutual fund performance is sourced from Morningstar and measures the percentage of ranked fund AUM in the top two quartiles of their peer groups. Mutual Fund AUM measured for the 1-, 3-, 5- and 10-year periods represents 42%, 42%, 41% and 39%, respectively of the firm's total AUM as of September 30, 2021.*



Gregory E. Johnson
Executive Chairman and Chairman of the Board

- Mr. Johnson provided overall leadership for the Franklin Resources Board and set the ethical tone for the Board and the Company.
- Onboarded four new Board members who replaced three long-serving independent board members and expanded the size of the board from 10 to 11.
- Partnered with Ms. Johnson and CFO Matthew Nicolls on the exploration and development of capital markets strategies and served as advisor to the CEO and CFO on M&A strategic discussions and potential opportunities, including integration execution acquisitions.
- Represented the company to shareholders, key clients, and government officials, working in partnership with the CEO.
- Mr. Johnson provided leadership to numerous fund strategies, including serving as Chairman of the Luxemburg-based SICAV line of funds, with over $100 billion in AUM. He also participated in regular and special meetings of the boards of the U.S. open and closed funds, and the Templeton Emerging Markets Investment Trust.
- Continued to engage with industry leaders, regulators, and policy makers via being an active member of the Board of Governors and Executive Committee for the Investment Company Institute (ICI), the national association of U.S. investment companies, as well as ICI Global.



Matthew Nicholls

Executive Vice President and Chief Financial Officer, responsible for the firm's global finance and accounting functions, acquisitions, strategic planning, corporate taxation, risk management, investor relations, corporate real estate, and communications

- In a year of significant progress, Mr. Nicholls partnered closely with Ms. Johnson and the company's Executive Committee to drive our efforts and investments in key areas that directly supported the firm's multi-year strategic focus to further diversify and maximize organic growth.

- Originated and executed strategic acquisitions in the areas of customization, distribution of investment strategies, and to fill investment strategy gaps. Worked on additional strategic acquisitions to bolster our alternative asset management business. Continued to position the Company to capitalize on increased industry change.

- Increased responsibilities to support the CEO across the business in the areas of people, process, leadership, strategy, and communications.

- Exceeded FY2021 budget targets for key financial metrics including adjusted net revenue, adjusted operating income, adjusted operating margin and adjusted net income.

- As planned, achieved run-rate savings of 85% of our targeted merger-related cost synergies of $300 million this fiscal-year. We anticipate that 100% of these synergies will be achieved by the end of fiscal year 2022. None of these cost efficiencies involved the firm's specialist investment managers (SIMs) or investment teams.

- Executed capital management strategy returning $782 million to shareholders in dividends and share repurchases (41% of adjusted net income).

- Facilitated product funding to support the business, including over $675 million in new seed and to scale investments across our SIMs, invested in products that have raised over $6 billion in new assets.

- Managed the firm's strong balance sheet, which continues to provide financial flexibility to evolve our business. Cash and investments totaled $6.9 billion as of September 30, 2021.

- Utilized the Company's strong financial position to re-finance and replace a significant portion of legacy LM debt with a lower cost of debt reflecting our strong credit profile, resulting in annual net interest expense savings of $19 million.

- Mr. Nicholls updated our investor relations (IR) efforts, including by appointing a new hire as Head of IR. Increased investor outreach by developing and executing a strategic IR program focused on communicating our business model, growth strategy, and financial objectives to the investor community.

- Enhanced the processes and technology of the Investment Risk Management program to drive greater insights into market, concentration, and liquidity risks, globally.

- As part of the Finance Technology Transformation Program, completed design phase and initial implementation steps of key financial systems, including WorkDay.

- Managed global real estate strategy, identifying locations to consolidate to achieve savings and renegotiating lease agreements.



Adam Spector

Executive Vice President and Head of Global Distribution, responsible for global retail and institutional distribution, including marketing and product strategy.

Managing Partner of Brandywine Global, responsible for the overall management of the firm, including infrastructure, legal and compliance, business strategy, and sales and client service.

- After becoming Head of Global Distribution in October 2020, Mr. Spector developed and drove efforts focused on transforming our global distribution model by reshaping client coverage models, consolidating operating readiness globally, enhancing our generalist-specialist model on a regional basis, and executing in our key markets during a global pandemic.

- Established the Global Financial Institutions group to focus on relationships with our largest clients.

- Continued to diversify our business across products, asset classes and vehicles, while scaling smaller products with good investment track records to create broader sources of revenue.

- Fiscal year long-term inflows doubled to $364.7 billion from the prior year, reflecting both the larger size of the firm following the LM transaction as well as important sales successes.

- Total long-term net outflows improved by $36.4 billion to $25.2 billion from the prior year.

- The U.S., the firm's largest sales region with over $1.1 trillion in AUM, was long-term net flow positive.

- Given the opportunity in retail alternative asset strategies, created a dedicated specialist distribution team and devoted considerable product development resources to this segment. During the year, the firm's alternative asset strategies grew by 19% to a record $145 billion in AUM.

- Leveraged the expertise and infrastructure of legacy LM and FT's resources and capabilities to make progress with SMA strategies broadly across the investment platform; the SMA business grew by 23% to $125 billion in AUM.

- Mr. Spector managed the Brandywine Global organization through a strong performance cycle and increase in sales momentum.

- Led Brandywine Global through FT acquisition process, while also successfully navigating the firm through pandemic-related business continuity.

- Mr. Spector spearheaded Brandywine Global's acquisition of two highly-regarded high-yield oriented U.S. mutual funds and onboarding of the investment team members.



Jed A. Plafker

Executive Vice President, Global Alliances and New Business Strategies Responsible for digital wealth management and distribution-related financial technology, closed-end funds business across asset classes, joint ventures, product governance, seed capital allocations, fund board management, and direct-to-consumer initiatives.

- Developed and executed on digital wealth management and distribution-related fintech strategy.
- Made five strategic investments/partnerships to capture the future of technology-driven distribution in the retirement space and wealth management, helping us reach new clients.
- Developed strategy for key markets to enhance digital distribution of FT investment products and solutions resulting in new partners in APAC and the U.S.
- Expanded the reach of our goals optimization engine (GOE™) through key partnerships. GOE uses a proprietary algorithm to optimize asset allocation over time against client-stated goals.
- Further executed on AdvisorEngine (AE) acquisition, our digital wealth management platform acquired in 2020. Successfully integrated AE with Schwab Advisor Center™. AE is now integrated with all major U.S. custodians, creating potential as a distribution channel for FT products.
- Fostered strong and collaborative partnerships with the legacy LM SIMs focused on product development and distribution opportunities including seed capital deployment to incubate new products and raise new assets.
- Identified opportunities for the firm's autonomous SIMs to capitalize on FT's expertise and scale to enhance capabilities and improve operating efficiencies.
- Launched the $1.0 billion (pre-leverage) Western Diversified Income Closed-End Fund, the first collaborative product launch combining the strength of FT and LM and our largest ever fixed income closed-end fund initial public offering (IPO).

DETERMINATION OF ANNUAL INCENTIVE AWARDS

The size of the total AIP award pool is set by the Compensation Committee as a percentage of our pre-bonus net operating income (not to exceed 30% in fiscal year 2021), exclusive of passive income and calculated before non-operating interest, taxes, extraordinary items, and any special items such as special compensation payouts on account of a merger ("PBOI"). The final amount of PBOI that funds the award pool is approved by the Compensation Committee after consultation with certain members of management (as described under "Execution of Our Philosophy—Role of Management" above).

The KEP, for which all NEOs and one additional Senior Executive were eligible for fiscal year 2021, is a portion of the AIP and was capped at 1.5% of PBOI for fiscal year 2021. During the first quarter of fiscal year 2021, the Compensation Committee determined that no individual NEO would be eligible to receive an award exceeding 40% of the total KEP. The maximum award that each NEO is eligible to receive, however, is not an expectation of the actual bonus that will be paid to him or her, but a cap on the range ($0 to the maximum amount) that an individual may be paid from this pool.

Awards from the KEP consist of a combination of cash and restricted stock unit awards and are paid to reward an executive for achievement of shorter-term objectives during the fiscal year to which the award relates. The equity portion is granted under the USIP shortly following the end of the fiscal year to which the award relates, with the number of restricted stock units determined by dividing the dollar value

of the equity portion of the award by the closing price of our common stock on the date of grant.

The restricted stock unit award grants are subject to service-based vesting as described in more detail below. Awards are generally structured as follows:

AIP/KEP AWARD POOL BREAKDOWN

Amounts ≤ $1.0 million



Amounts > $1.0 million and ≤ $7.0 million



Amounts > $7.0 million



■ Restricted Stock / Restricted Stock Units ■ Cash Bonus

In November 2021, based on the Compensation Committee's evaluation of the performance and achievements described under "—Individual Performance Measures and Achievements" above, the Compensation Committee approved annual incentive awards in the following aggregate amounts: $11.5 million to Ms. Johnson; $2.0 million to Mr. G. Johnson; $5.5 million to Mr. Nicholls; $2.0 million to Mr. Plafker; and $8.75 million to Mr. Spector. All awards were paid (cash) or granted (restricted stock units) for services in fiscal year 2021.

	Bonus Award Values – Payout Amounts		
Name	FY2021 (as dollar amount)	FY2020 (as dollar amount)	YoY Dollar Amount Change (as a percentage)
Jennifer M. Johnson*	$ 11,500,000	$ 5,750,000	+100%
Gregory E. Johnson*	$ 2,000,000	$ 4,325,000	-54%
Matthew Nicholls	$ 5,475,000	$ 3,000,000	+83%
Jed A. Plafker	$ 2,000,000	$ 2,000,000	+0%
Adam B. Spector**	$ 8,750,000		N/A

* Effective February 11, 2020, Ms. Johnson became President and CEO of the Company. Effective February 11, 2020, Mr. G. Johnson resigned as President and CEO and became Executive Chairman of the Company and continues to serve as Chairman of the Board.

** A significant portion of Mr. Spector's award was paid quarterly in cash as compensation for his role as managing partner of the Company's Brandywine Global SIM.

Long-term Incentive and Retention Compensation

Equity awards are designed to reward an executive for continued excellence, aid in retention, and provide incentives based on the attainment of long-term performance objectives.

The stock component of KEP awards for fiscal year 2021 performance was granted under the USIP to each NEO in November 2021. The number of shares of restricted stock unit awards granted to each NEO was determined based on the per share price of our common stock at the time of the granting of the award and the dollar value of the restricted stock unit awards granted to each NEO from the KEP.

The restricted stock unit awards granted from the KEP vest in equal installments over three years, subject to the executive's continued employment on each vesting date. Because the restricted stock unit awards are subject to vesting over a three-year period, they help to focus an executive on further long-term growth and development and aid in retention.

To further emphasize the importance of long-term performance, the Compensation Committee also awarded Performance Awards to NEOs in the form of performance-based restricted stock unit awards (the "2021 Performance Awards") that vest over a three-year period based on the achievement of specified performance goals, as further described below. In the event a performance goal is not achieved at or above a specified threshold level, the portion of an award tied to such performance goal is forfeited. The amount of these Performance Awards granted to each NEO was determined by the Compensation Committee based on a general target of providing 20-25% of the NEO's total

incentive compensation in the form of Performance Awards, as adjusted to reflect the specific performance of the NEO during the fiscal year.

The 2021 Performance Awards were granted in November 2021 to each of the NEOs. The 2021 Performance Awards for NEOs vest based on the achievement of: (i) the Company's adjusted operating margin as a percentage of the planned fiscal year operating margin approved by the Franklin Resources, Inc. Board of Directors at the beginning of the fiscal year ("Adjusted Operating Margin"), and (ii) our total shareholder return ranking, defined as our total return to stockholders, as reported by Bloomberg or FactSet Research Systems (or their respective successors), relative to the respective total return to stockholders of certain peer companies ("Relative TSR").

The peer group for the 2021 Performance Awards included companies in the S&P US BMI Asset Management and Custody Banks index.

Based on performance and achievements, the Compensation Committee approved the 2021 Performance Awards under the USIP with the following grant date target award amounts: $3.0 million for Ms. Johnson; $0.5 million for Mr. G. Johnson; $2.5 million for Mr. Nicholls; $1.5 million for Mr. Plafker and $1.0 million for Mr. Spector. For each of the NEOs receiving a 2021 Performance Award, 50% of the value of the award is contingent on the achievement of Adjusted Operating Margin (the "2021 Adjusted Margin Award") and 50% is contingent on the Company's Relative TSR (the "2021 Relative TSR Award").

Benefits and Perquisites

As a general practice, we do not provide material personal benefits and provide only limited perquisites to the NEOs that are not provided to other employees. All executive officers are eligible to receive medical, life and disability insurance coverage, participate in the Company's 401(k) plan and other corporate benefits available to most of the Company's

employees, consistent with the terms of the applicable plans and policies. In addition, certain of our NEOs may use the Company's aircraft for personal reasons, in which case the relevant NEO reimburses the Company for certain costs and expenses as described in "Executive Compensation".

Termination/Change in Control Matters

Our NEOs are employed on an "at will" basis. The Company may provide severance on a case-by-case basis as approved by the Compensation Committee in its discretion. Except as needed in special circumstances such as during periods of transition or when we hire new executive officers, we generally do not have any commitments to provide our NEOs with post-employment termination benefits.

We have not entered into any agreement with any NEO that provides for additional payments or benefits solely on account of a change in control of the Company. Our only change in control provisions are found in existing compensation plans and apply to all participants in those plans.

Tax Considerations

Compensation paid to any NEO in excess of $1 million generally will be nondeductible, regardless of whether it is performance-based, unless (i) it qualifies for transition relief applicable to a written binding contract that was in effect on November 2, 2017 and that was not materially modified after that date, or (ii) satisfies an exception under any other section of the Code to the limitation on deductibility under section 162(m) of the Code.

In designing our executive compensation program, the Compensation Committee considers a variety of factors. In making its executive compensation decisions, the Compensation Committee believes, however, that it is important to retain maximum flexibility in designing compensation programs that are in the best interests of the Company and its stockholders even though some compensation may not be deductible.

We do not provide any NEO with any excise tax "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G or 4999 of the Code. Sections 280G and 4999 of the Code provide that executive officers, certain highly-compensated employees and service providers who hold significant equity interests may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceed certain prescribed limits, and that the Company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes and penalties on the individual if an executive officer, director or other service provider is entitled to "deferred compensation" that does not comply with the requirements of Section 409A of the Code. We have structured deferred compensation in a manner intended to comply with or be exempt from Section 409A of the Code, and the regulations and other guidance promulgated thereunder.

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate filings made by us under those statutes, the following report shall not be deemed to be "soliciting material," or to be incorporated by reference into any prior filings or future filings made by the Company under those statutes.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended September 30, 2021.

Respectfully Submitted:

Compensation Committee
John Y. Kim*
Karen M. King**
John W. Thiel*
Seth H. Waugh (Chair)
Geoffrey Y. Yang*

* *Each of Messrs. Kim, Thiel and Yang were appointed to the Compensation Committee effective February 9, 2021.*
** *Ms. King was appointed a member of the Compensation Committee effective July 1, 2021.*

EXECUTIVE COMPENSATION

Summary Compensation Table for Fiscal Year 2021

The following table provides compensation information for the NEOs for the fiscal years ended September 30, 2021, 2020 and 2019.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2][3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
Jennifer M. Johnson President and Chief Executive Officer	2021	752,885	—	5,380,031	3,650,000	79,245	9,862,161
	2020	630,000	1,000,000	4,135,000	3,025,000	24,782	8,814,782
	2019	602,308	—	4,640,000	2,750,000	21,174	8,013,482
Matthew Nicholls Executive Vice President and Chief Financial Officer	2021	527,019	—	2,013,774	2,887,500	204,736	5,633,029
	2020	479,365	1,000,000	1,150,000	1,650,000	251,055	4,530,420
	2019	214,038	1,450,000	1,903,233	—	93,643	3,660,914
Gregory E. Johnson Executive Chairman and Chairman of the Board	2021	602,308	—	3,340,023	1,150,000	182,122	5,274,453
	2020	613,664	750,000	5,377,500	2,312,500	99,381	9,153,045
	2019	783,133	—	6,398,500	3,150,000	118,710	10,450,343
Adam B. Spector[6] Executive Vice President	2021	527,019	678,550	—	6,900,000	29,419	8,134,988
Jed A. Plafker Executive Vice President	2021	527,019	—	1,735,027	1,150,000	23,684	3,435,730
	2020	475,615	500,000	2,306,418	1,150,000	17,733	4,449,766
	2019	501,923	—	2,100,000	1,400,000	15,405	4,017,328

[1] For fiscal year 2020, represents a special one-time, transaction-related cash payment to the applicable named executive officer in connection with the acquisition of Legg Mason, Inc., and for Mr. Nicholls, for fiscal year 2019, represents the cash portion of the annual incentive award earned in respect of fiscal year 2019 under the AIP, consistent with Mr. Nicholls' offer letter with the Company.

[2] Stock award values represent the aggregate grant date fair value for all grants made during each fiscal year in accordance with the requirements of ASC 718 in the specified year for grants made in such year. For awards with performance conditions, the value at the grant date is reported based on the probable outcome of the performance conditions. Fiscal year 2021 Stock Awards value reflects the grant value for relative operating margin awards and the outcome of the Monte Carlo valuation for total shareholder return awards which is based on correlation of stock returns and stock return volatility of the Company and peer companies. Assuming the maximum level of performance is achieved under the applicable performance goals for performance-based long-term incentive awards granted in fiscal year 2021 to each of the NEOs, the grant date fair value of such awards is $3,750,000 for Ms. Johnson, $1,875,000 for Mr. G. Johnson, $937,500 for Mr. Nicholls, and $1,250,000 for Mr. Plafker. Additional information is set forth in the "Grants of Plan-Based Awards for Fiscal Year 2021" table below. See "Note 17—Stock-Based Compensation" in the Company's Annual Report on Form 10-K for fiscal year 2021 filed with the SEC on November 19, 2021, for further details.

[3] A portion of November 2018 and May 2019 performance-based restricted stock unit awards (included in this column for fiscal year 2019) scheduled to vest on December 1, 2021, were forfeited.

[4] Represents the cash portion of awards earned under the AIP for Fiscal 2021. See "Compensation Discussion and Analysis— Components of Compensation Program and Fiscal 2021 Compensation—Incentive Compensation" above for more details.

(5) For each of the NEOs, amounts include (a) matching contributions made by the Company under its tax-qualified defined contribution 401(k) plan in fiscal year 2021 in the following amounts: $22,100, $16,575, $10,098, $19,566, and $22,100 for Ms. Johnson, Mr. Nicholls, Mr. G. Johnson, Mr. Spector, and Mr. Plafker, respectively, and (b) the dollar value of life insurance premiums paid by the Company in fiscal year 2021.

Amounts for Ms. J. Johnson and Mr. G. Johnson include $54,382 and $168,287, respectively, for personal use of the Company's aircraft in fiscal year 2021. The aggregate incremental cost of personal use of Company aircraft by NEOs (including by any family or guests) is calculated by using the rate per nautical mile, as published by Conklin & de Decker Associates, Inc. ("Conklin") in its Aircraft Cost Evaluator for each type of Company aircraft. Such amount is based on the published current monthly rate in effect at the time of the personal flight use. The Conklin rates are used by a variety of corporate aviation operators for cost and budget estimation purposes. The Conklin rates utilized include the estimated variable cost per nautical mile of operating aircraft, including fuel and additives, labor and parts for most scheduled maintenance, engine, propeller and auxiliary power unit overhaul cost and parts repair and replacement costs, landing fees and expenses, supplies and catering and crew costs excluding salaries, benefits and fixed costs. The Conklin rates do not include the cost of periodic aircraft refurbishment or upgrades, hangar costs, dues, subscriptions, weather and navigation and data services or the cost of insurance and administrative services. The Conklin rates also do not include depreciation or any tax benefit reductions due to personal use. The personal use amount includes all nautical miles flown for positioning flights necessary to undertake a personal flight and to return the aircraft to its next scheduled location. In addition, from time to time, family and guests of an NEO may accompany the NEO on business travel on Company aircraft. For those flights, we allocate incremental costs of the total catering costs incurred on the flights, which are included in the reported amounts above.

Amount for Mr. Nicholls includes $186,785 for housing expenses and moving assistance.

Amount for Mr. Spector includes certain club dues.

(6) Mr. Spector was not an NEO in fiscal year 2019 or fiscal year 2020.

Grants of Plan-Based Awards for Fiscal Year 2021

The following table presents information regarding grants of plan-based awards to the NEOs during the fiscal year ended September 30, 2021.

Name	Plan	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Target ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[5]
Jennifer M. Johnson	AIP[2]	—	3,650,000					
	AIP[3]	11/5/2020					135,371	2,725,018
	USIP[4]	11/5/2020		74,516	149,032	186,290		2,655,013
Matthew Nicholls	AIP[2]	—	2,887,500					
	AIP[3]	11/5/2020					67,065	1,350,018
	USIP	11/5/2020		18,629	37,258	46,573		663,756
Gregory E. Johnson	AIP[2]	—	1,150,000					
	AIP[3]	11/5/2020					99,976	2,012,517
	USIP[4]	11/5/2020		37,258	74,516	93,145		1,327,506
Adam B. Spector	AIP[2]	—	6,900,000					
Jed A. Plafker	AIP[2]	—	1,150,000					
	AIP[3]	11/5/2020					42,226	850,009
	USIP[4]	11/5/2020		24,839	49,678	62,098		885,018

(1) *Incentive awards made under the AIP typically include restricted stock awards granted under the Company's USIP. Fiscal year 2021 awards under the AIP were generally comprised of 65% cash and 35% restricted stock for amounts up to $1.0 million, 50% cash and 50% restricted stock for amounts in excess of $1.0 million, and 100% restricted stock for amounts in excess of $7.0 million. A significant portion of Mr. Spector's award was paid quarterly in cash as compensation for his role as managing partner of the Company's Brandywine Global SIM. Please refer to the "Compensation Discussion and Analysis" above for additional information.*

(2) *Amounts represent the cash bonuses awarded to each named executive officer for fiscal year 2021. Please refer to the "Compensation Discussion and Analysis" above for additional information.*

(3) *Represents the equity portion of awards under the AIP and granted under the USIP for fiscal year 2020 performance; these awards were granted in fiscal year 2021. Grants of restricted stock are subject to service-based vesting; one-third of the award vested on August 31, 2021, and the remaining two-thirds of the award will vest in two substantially equal installments on August 31, 2022 and August 31, 2023, in each case, subject to the NEO's continuous employment with us on the applicable vesting date. In accordance with the terms of the USIP, the number of shares of restricted stock granted was determined based on the closing price on the NYSE of the Company's common stock on the grant date. Any dividends declared on the Company's common stock are paid on the unvested shares.*

(4) *Amounts represent performance-based long-term incentive awards under the USIP granted on November 5, 2020. These awards are scheduled to vest, if at all, on (a) December 1, 2023 based on the achievement of the Company's Relative TSR ranking for the applicable performance period, and (b) December 1, 2021, December 1, 2022, and December 1, 2023, in substantially equal installments, based on the achievement of specified performance goals relating to Adjusted Margin, in each case, subject to the NEO's continuous employment with us on the applicable vesting date. The first tranche of the Adjusted Margin awards vested on December 1, 2021 at 100%. Please refer to the discussion of Performance Awards under "Compensation Discussion and Analysis—Long-term Incentive and Retention Compensation" above for more detail. The number of shares granted was determined by dividing the award value by the closing price of the Company's common stock on the date of grant, rounded up to the nearest whole share for each tranche of the applicable award. Any dividends payable on the Company's common stock prior to vesting are paid upon vesting.*

(5) *Determined pursuant to ASC 718. For equity awards that are subject to market conditions related to total shareholder return, the grant date fair market value reported is based upon the probable outcome of such conditions using a Monte Carlo valuation method.*

Please refer to the "Compensation Discussion and Analysis" above for an explanation of salary and bonus in proportion to total compensation and see amounts disclosed in the "Summary Compensation Table for Fiscal Year 2021".

Outstanding Equity Awards at 2021 Fiscal Year-End

The following table presents information concerning the number and value of outstanding stock awards held by the NEOs as of September 30, 2021.

| | Stock Awards | | | |
Name	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Jennifer M. Johnson	119,361	3,547,409	323,253	9,607,079
Matthew Nicholls	73,064	2,171,462	56,673	1,684,322
Gregory E. Johnson	100,518	2,987,395	307,543	9,140,178
Jed A. Plafker	44,216	1,314,100	121,233	3,603,045
Adam B. Spector	—	—	131,788	3,916,739

[1] Consists of shares of restricted stock that are scheduled to vest as follows:

Name	Total Unvested Shares	Vesting Date
Jennifer M. Johnson	29,114	8/31/2022
	90,247	Vests in equal parts on 8/31/2022 and 8/31/2023
Matthew Nicholls	14,688	12/1/2021
	13,666	8/31/2022
	44,710	Vests in equal parts on 8/31/2022 and 8/31/2023
Gregory E. Johnson	33,868	8/31/2022
	66,650	Vests in equal parts on 8/31/2022 and 8/31/2023
Jed A. Plafker	13,072	8/31/2022
	28,150	Vests in equal parts on 8/31/2022 and 8/31/2023
	2,994	12/1/2021
Adam B. Spector	–	

[2] Calculated by multiplying unvested shares by $29.72, the closing price of the Company's common stock on the NYSE on September 30, 2021, the last trading day of the fiscal year.

(3) *Reflects performance-based restricted stock units or restricted stock awards that vest as follows:*

Name	Total Unvested Shares[a]	Vesting Dates Subject to Achievement of Performance Criteria
Jennifer M. Johnson	96,442	12/1/2021
	90,199	12/1/2022
	136,612	12/1/2023
Matthew Nicholls	16,310	12/1/2021
	6,210	12/1/2022
	34,153	12/1/2023
Gregory E. Johnson	128,779	12/1/2021
	110,458	12/1/2022
	68,306	12/1/2023
Jed A. Plafker	26,565	12/1/2021
	49,130	12/1/2022
	45,538	12/1/2023
Adam B. Spector	65,894	7/29/2022
	65,894	7/31/2023

(a) *Reflects performance shares that may be earned and vested at the end of the applicable performance period based on results. Please refer to the "Compensation Discussion and Analysis" above and in prior years for an explanation of the structure for outstanding awards.*

Option Exercises and Stock Vested for Fiscal Year 2021

The following table presents information regarding stock awards that vested for the NEOs during the fiscal year ended September 30, 2021. There were no stock options outstanding or exercised during fiscal year 2021.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Jennifer M. Johnson	119,239	3,693,598
Matthew Nicholls	51,628	1,517,494
Gregory E. Johnson	126,008	3,817,717
Jed A. Plafker	59,193	1,717,593
Adam B. Spector	131,790	3,894,395

(1) *The value of each stock award is calculated by multiplying the closing price of the Company's common stock on the NYSE on the date of vesting by the number of shares that vested on such date.*

Non-Qualified Deferred Compensation

The Legg Mason, Inc. Deferred Compensation Fund Plan, a legacy deferred compensation plan acquired by Franklin Templeton on August 1, 2020, in connection with its acquisition of Legg Mason, Inc., is a non-qualified deferred compensation plan. As of January 1, 2021 deferrals were no longer accepted into the plan. This plan was available only to a select group of employees based on responsibilities and compensation levels. Under the terms of the plan, participants were entitled to elect up to $500,000 in annual salary and certain bonuses and commissions on a pre-tax basis. Amounts deferred under the plan are deemed invested in "phantom" shares of historic Legg Mason sponsored mutual funds ("Legg Mason Funds"). Earnings are accrued as they would be if investing directly in the Legg Mason Funds and include market appreciation and dividends. Amounts deferred under our Deferred Compensation Fund Plan, including any earnings on those contributions, are fully vested at all times and are not subject to forfeiture. Participants must elect, at the time they decide to defer compensation, whether: (1) to take an in service distribution or distribution upon termination; (2) to receive their future distributions from the plan in (a) a single lump sum or (b)

three equal annual installments (available only if the total account balance is greater than $17,500); and (3) to have the distributions begin immediately after termination or one year from the date of termination. Participants will receive distributions in cash, except for in-service elections, which distributions may be made, in Franklin Templeton's sole discretion, in shares of Legg Mason Funds or cash. In addition, Franklin Templeton will distribute account balances to participants in connection with a change of control if the plan and all substantially similar agreements are terminated with respect to the participants affected by the change of control. For purposes of our Deferred Compensation Fund Plan, a "change in control event" will occur upon a change in (1) ownership within the meaning of §1.409A-3(i)(5) (v) of regulations promulgated by the U.S. Department of the Treasury, (2) effective control within the meaning of §1.409A-3(i)(5)(vi) of the regulations, or (3) ownership of assets within the meaning of §1.409A-3(i)(5)(vii) of the regulations. The following table provides information about non-qualified deferred compensation plan transactions and balances during fiscal year 2021 by the following named executive officer:

Name	Plan	Executive Contributions in Last FY	Company Contributions in Last FY	Aggregate Earnings in Last FY[1]	Aggregate Balance at Last FYE[2]
Adam B. Spector	Deferred Compensation Fund Plan	25,519	—	63,058	349,844

[1] Aggregate earnings are calculated by subtracting the value of the named executive officer's account balances at September 30, 2020 and the executive and the Company contributions made during fiscal year 2021 from the value of the officer's account balances at September 30, 2021.

[2] Aggregate balance under the Deferred Compensation Fund Plan is calculated by multiplying the deferred fund share account balance by the closing net asset value of the applicable Franklin Templeton proprietary funds on September 30, 2021. Distributions from the Deferred Compensation Fund Plan are made in either cash or shares of Franklin Templeton proprietary funds.

Potential Payments Upon Termination or Change in Control

Except as needed in special circumstances such as during periods of transition or when we hire new executive officers, we generally do not provide our NEOs with agreements providing for severance benefits after their employment with us has ended or in connection with a change in control.

As described under "Compensation Discussion and Analysis" above, the NEOs have typically received incentive awards payable in the form of cash under the Company's AIP and the KEIP (through the end of fiscal year 2019), and grants of restricted stock and restricted stock units under the USIP. In addition, the NEOs have typically received performance-based long-term incentive awards that are granted under the USIP. Except as set forth below or as otherwise determined by the Compensation Committee, unvested awards granted

to an NEO under such plans are forfeited upon voluntary or involuntary termination of an NEO's employment with us.

AMENDED AND RESTATED ANNUAL INCENTIVE COMPENSATION PLAN

Currently, the AIP generally provides that a participant must be employed on the payment date of cash and grant date of equity awards to receive any amounts awarded under the AIP unless expressly set forth in the participant's award agreement. In the event the employment of a participant under the AIP terminates for any reason, the Compensation Committee or management, as applicable, may, in its discretion, determine to pay a participant a prorated award under the plan based upon performance for the time served during the relevant performance period, the full amount of any award that would have been paid had the participant remained employed through the entire performance period or any other amount. Certain equity award agreements evidencing restricted stock or restricted stock unit awards granted as part of an incentive award under the AIP provide that if a participant dies or terminates employment with us due to disability, the unvested portion of the equity award will become fully vested as of the date of death or termination due to disability.

The AIP does not expressly provide for any change in control payments.

2014 KEY EXECUTIVE INCENTIVE COMPENSATION PLAN

Until the end of fiscal year 2019, the Company made certain long-term incentive and retention awards to executive officers under the 2014 Key Executive Incentive Compensation Plan (the "KEIP"), a sub-plan under the AIP. Consequently, the provisions described above regarding the AIP apply to grants previously made under the KEIP. In addition, the KEIP includes separate terms regarding termination payments which remain applicable for awards outstanding under the KEIP. The termination provisions are summarized below.

If the employment of a participant in the KEIP terminates prior to the end of the applicable performance period due to death, disability or retirement, such participant is generally entitled to receive payment of any award under the plan with respect to the fiscal year of such termination. In addition, if a participant terminates employment with the Company prior to the end of the applicable performance period for any reason other than death, disability or retirement, any award under the plan with respect to the fiscal year of such termination generally will be reduced proportionately based on the date of termination. To be eligible to receive a payment upon retirement from the Company, the participant must retire after reaching age 55 and have at least 10 years of service with the Company. In all events, the Compensation Committee, in its sole discretion, may eliminate or reduce any such awards under the KEIP, including if a participant terminates employment as described above.

The KEIP does not expressly provide for any change in control payments.

2002 UNIVERSAL STOCK INCENTIVE PLAN

Long-term performance-based and other incentive awards are granted to all eligible employees, including our NEOs, under the USIP. The award agreements for NEOs generally provide that if an NEO's employment with the Company terminates for any reason prior to the applicable vesting date, the NEO will forfeit the unvested portion of the award. However, as described above, certain equity award agreements evidencing restricted stock or restricted stock unit awards granted as part of an incentive award under the AIP provide that if a participant dies or terminates employment with us due

to disability, the unvested portion of the equity award will become fully vested as of the date of death or termination due to disability. Certain other equity award agreements provide that vesting may be accelerated (as determined by an executive officer, in his or her sole discretion, in accordance with Company policies), in whole or in part, if a participant dies or terminates employment with us due to disability.

The USIP provides that in the event of the proposed dissolution or liquidation of the Company or of a merger or corporate combination (a "change in control transaction") in which the successor corporation does not agree to assume outstanding awards or substitute equivalent awards, the Compensation Committee will make a determination as to the equitable treatment of outstanding awards under the USIP and must notify participants of such treatment no later than 10 days prior to the closing of such proposed change in control transaction. Outstanding option awards, to the extent not previously exercised, and other stock-based awards (restricted stock and RSUs) that are not assumed or substituted in any change in control transaction will terminate immediately prior to the consummation of such proposed change in control transaction.

COMPENSATION COMMITTEE POLICY & PRACTICE

Notwithstanding the discussion above, pursuant to the terms of the KEIP and the AIP, the Compensation Committee, in its sole discretion, generally may eliminate or reduce any unvested awards otherwise payable to a participant following termination of employment. In addition, the Compensation Committee has the authority to pay the full award amount to a participant whose award would have otherwise been reduced or forfeited following termination of employment or a change in control. The Compensation Committee also has the discretion under the USIP to determine the terms, conditions, performance criteria, restrictions, and other provisions of awards made under the USIP.

As a general policy matter, the Compensation Committee has limited the payment of unvested awards under the KEIP, the AIP and the USIP following a participant's termination of employment. We expect the Compensation Committee would act similarly upon a change in control transaction. The treatment of unvested awards, if any, held by the NEOs upon their termination of employment or upon a change in control transaction would be determined on a case-by-case basis by the Compensation Committee.

ESTIMATED POTENTIAL PAYMENTS UPON TERMINATION

Because of the Compensation Committee's general policy of limiting payments to the NEOs following termination of employment and its authority to reduce or increase the payments otherwise available under awards, the amounts payable to the NEOs following termination of employment are not determinable. The following table sets forth information regarding payments to each of our NEOs in the event of a termination of employment on September 30, 2021. The amounts in the table below are based on the closing price of the Company's common stock on the NYSE on September 30, 2021, the last trading day of fiscal year 2021, as well as the assumptions set forth in the footnotes to the table.

ESTIMATED POTENTIAL PAYMENTS UPON A CHANGE IN CONTROL

There are no agreements with NEOs that provide for payments upon a change in control of the Company. Under the USIP, however, the Compensation Committee has the discretion to make a determination as to the equitable treatment of awards upon a change in control transaction (as defined above). The Compensation Committee may, in its discretion, make a

determination as to the treatment of cash awards, awards of restricted stock and restricted stock units in connection with a change in control transaction. The following table sets forth an estimate of the potential payments that could have been payable to our NEOs upon a change in control transaction of the Company assuming such a transaction occurred on September 30, 2021. The amounts in the table below reflect a range of estimated potential payments based on the NEO's compensation and service levels as of September 30, 2021, and if applicable, based on the closing price of the Company's common stock on the NYSE on September 30, 2021, the last trading day of fiscal year 2021, as well as the assumptions set forth in the footnotes to the table.

Estimated Potential Payments Upon Termination

Name	Death or Disability[1]($)	Retirement[2] ($)	Involuntary Termination other than for Cause[3]($)	Other Voluntary Termination[4] ($)	Change in Control[5] ($)
Jennifer M. Johnson	9,083,948 – 12,108,948	0 – 3,025,000	0 – 3,025,000	0 – 3,025,000	0 – 16,179,488
Matthew Nicholls	3,555,612 – 5,205,612	0 – 1,650,000	0 – 1,650,000	0 – 1,650,000	0 – 5,505,784
Gregory E. Johnson	5,755,664 – 8,068,164	0 – 2,312,500	0 – 2,312,500	0 – 2,312,500	0 – 14,440,073
Jed A. Plafker	3,159,652 – 4,309,652	0 – 1,150,000	0 – 1,150,000	0 – 1,150,000	0 – 6,067,144
Adam B. Spector	0 – 1,900,000	0 – 1,900,000	0 – 1,900,000	0 – 1,900,000	0 – 5,816,739

[1] *Amounts included in this column range from a minimum to a maximum payment, as determined in the discretion of the Compensation Committee. The minimum reflects the value of unvested AIP and/or KEIP equity awards held by the NEO as of September 30, 2021 (calculated based on the value of the NEO's unvested stock awards, excluding Equity Incentive Plan Awards, as set forth in the "Outstanding Equity Awards at 2021 Fiscal Year-End" table above). For all NEOs, the illustrative maximum reflects the value of unvested AIP and/or KEIP equity awards held by the NEO as of September 30, 2021, plus the value of the cash portion of the incentive award under the KEIP and/or AIP in respect of fiscal year 2021 (calculated, for this purpose, based on the value of the fiscal year 2020 cash incentive that was paid to the NEO in fiscal year 2021). The Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.*

[2] *For all NEOs, amounts included in this column range from $0 to a maximum payment, as determined in the discretion of the Compensation Committee. The illustrative maximum reflects the value of the cash portion of the incentive award under the AIP in respect of fiscal year 2021 (calculated, for this purpose, based on the value of the fiscal year 2020 cash incentive that was paid to the NEO in fiscal year 2021). As discussed above, the Compensation Committee may exercise its discretion to pay, reduce, or eliminate any amounts under the KEP, including if a participant retires. The Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.*

[3] *For purposes of this table only, an "Involuntary Termination other than for Cause" generally means an involuntary termination of the NEO by the Company for reasons other than cause, death or disability. Amounts included in this column range from $0 to a maximum payment, as determined in the discretion of the Compensation Committee, with the illustrative maximum based on the assumptions set forth in footnote 2 above. The Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.*

[4] *For purposes of this table, an "Other Voluntary Termination" means a resignation of employment other than due to death, disability or retirement. Amounts included in this column range from $0 to a maximum payment, based on the assumptions set forth in footnote 2 above. The Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.*

[5] *Amounts included in this column range from $0 to a maximum payment, as determined in the discretion of the Compensation Committee. The illustrative maximum reflects the value of the cash portion of the incentive award under the AIP in respect of fiscal year 2020 (calculated, for this purpose, based on the value of the fiscal year 2019 cash incentive that was paid to the NEO in fiscal year 2020) plus the value of the NEO's outstanding equity awards (calculated, for this purpose, based on the value of the NEO's unvested stock awards as set forth in the "Outstanding Equity Awards at 2020 Fiscal Year-End" table above). The Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.*

Pay Ratio

Our CEO pay ratio is calculated in accordance with Item 402(u) of Regulation S-K and provides a reasonable estimate of the ratio of our CEO's annual total compensation to the median of the annual total compensation of all employees of Franklin Templeton, other than the CEO.

Ms. Johnson had annual total compensation of $9,862,161 as reflected in the fiscal year 2021 Summary Compensation Table. Our median employee's annual total compensation was $95,117. The resulting ratio of our CEO's annual total compensation to the annual total compensation of our median employee for fiscal year 2021 was approximately 104 to 1.

To establish the median of the annual total compensation of all of our employees, and to determine the annual total compensation of Franklin Templeton's "median employee," we used the methodology, assumptions and estimates described below.

We identified the median employee by reviewing the last full fiscal year annualized salary (or wages plus overtime, as applicable) and actual annual bonus paid to all employees of Franklin Templeton and its subsidiaries worldwide, excluding our CEO, who were employed on August 31, 2021. We included employees working on a full-time, part-time, or interim basis. In order to facilitate an assessment of all employee compensation in U.S. dollars, we applied to the compensation paid to our non-U.S. employees a local currency-to-U.S. dollar exchange rate equal to the month end rate as of August 31, 2021. Once we identified the median employee, we calculated annual total compensation for that employee using the same methodology we use for our NEOs as shown in the Summary Compensation Table.

Our CEO pay ratio is disclosed to comply with rules adopted under the Dodd-Frank Wall Street Reform and Consumer Protection Act and is not intended as a measure of comparison with any other company.

Compensation Risk Assessment

The Compensation Committee evaluates the Company's compensation policies and programs to ensure they do not encourage excessive risk-taking. The management compensation risk review committee ("CRRC") undertook an assessment of existing compensation programs and practices to ensure that imprudent risk-taking is not encouraged and that appropriate risk mitigation features are in place. Based on this assessment, the CRRC concluded that the Company's compensation arrangements are structured in a way that does not create risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee reviewed the results of this assessment and agreed with the CRRC's conclusion.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2021, the following directors served as members of the Compensation Committee: Ms. King (as of July 1, 2021) and Messrs. Kim, Thiel, Yang and Waugh (Chair) (each as of February 9, 2021). Former directors Ms. Laura Stein and Messrs. Peter K. Barker and Mark C. Pigott (Chair) served on the Compensation Committee until each of their respective terms on the Board ended on February 9, 2021. No member of the Compensation Committee was an officer or employee of the Company or any of its subsidiaries during fiscal year 2021, and no member of the Compensation Committee was formerly an officer of the Company or any of its subsidiaries or was a party to any disclosable related party transaction involving the Company. During fiscal year 2021, none of the executive officers of the Company served on the board of directors or on the compensation committee of any other entity that has or had executive officers serving as a member of the Board of Directors or Compensation Committee of the Company.

Equity Compensation Plan Information

The following table sets forth certain information as of September 30, 2021, with respect to the shares of the Company's common stock that may be issued under the Company's existing equity incentive plans that have been approved by stockholders and plans that have not been approved by stockholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders[1]	4,629,922[2]	N/A[3]	28,140,277[4]
Equity compensation plans not approved by stockholders[5]	885,655[6]	N/A[7]	14,455,562
Total	**5,515,577**	**N/A**	**42,595,839**

[1] Consists of the USIP and the Company's 1998 Employee Stock Investment Plan, as amended and restated (the "ESIP"). Equity securities granted under the USIP may include awards in connection with the Company's Amended and Restated Annual Incentive Compensation Plan and the Company's 2014 Key Executive Incentive Compensation Plan.

[2] Represents restricted stock unit awards under the USIP that may be settled in shares of the Company's common stock. Excludes options to purchase shares of the Company's common stock accruing under the Company's ESIP. Under the ESIP, each eligible employee is granted a separate option to purchase up to 6,000 shares of common stock each semi-annual accrual period on January 31 and July 31 at a purchase price per share equal to 85% of the fair market value of the common stock on the enrollment date or the exercise date, whichever is lower.

[3] Does not take into account restricted stock unit awards under the USIP.

[4] As of September 30, 2021, 4,763,655 shares of common stock were available for future issuance under the ESIP and 23,376,622 shares of common stock were available for future issuance under the USIP.

[5] Consists of the Amended and Restated Franklin Resources, Inc. 2017 Equity Incentive Plan (the "EIP").

[6] Represents restricted stock unit awards under the EIP that may be settled in shares of the Company's common stock.

[7] Does not take into account restricted stock unit awards under the EIP.

REPORT OF THE AUDIT COMMITTEE

Membership and Role of the Audit Committee

The Audit Committee of the Board of Directors of Franklin Resources, Inc. currently consists of Mses. Byerwalter and King, and Messrs. Friedman (Chair), Noto and Thiel. Each of the members of the Audit Committee is independent as defined under the NYSE listing standards and applicable law. The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the Company's independent registered public accounting firm. The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee (i) the Company's financial reporting, auditing and internal control activities, including the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditors' qualifications and independence, and (iv) the performance of the Company's internal audit function and independent auditors. The Audit Committee's function is more fully described in the Committee's written charter, which is posted in the corporate governance section of the Company's website.

Review of the Company's Audited Financial Statements for the Fiscal Year Ended September 30, 2021

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended September 30, 2021 with the Company's management.

The Audit Committee has discussed with PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.

The Audit Committee has also received the written disclosures and the letter from PwC required by the applicable Public Company Accounting Oversight Board requirements for independent accountant communications with audit committees concerning auditor independence and has discussed the independence of PwC with that firm.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2021 for filing with the SEC.

Respectfully Submitted by the Members of the Audit Committee*:

Mariann Byerwalter
Alexander S. Friedman (Chair)
Karen M. King
Anthony J. Noto
John W. Thiel

*Mr. Friedman and Mr. Thiel joined the Audit Committee effective February 9, 2021 and Ms. King joined the Audit Committee effective July 1, 2021. Ms. Byerwalter was the Chair of the Audit Committee until October 31, 2021. Mr. Friedman became Chair of Audit Committee effective November 1, 2021.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board, with the ratification of the stockholders, engaged PwC to perform an annual audit of the Company's consolidated financial statements for fiscal year 2021.

The following table sets forth the approximate aggregate fees billed or expected to be billed to the Company by PwC for fiscal years 2021 and 2020 for the audit of the Company's annual consolidated financial statements and for other services rendered by PwC.

	Fiscal Year	
	2021	2020
	(in thousands)	
Audit Fees[a][e]	$13,719	$ 8,432
Audit-Related Fees[b][e]	$ 5,171	$ 4,150
Tax Fees[c][e]	$ 2,493	$ 1,424
All Other Fees[d]	$ 247	$ 175
TOTAL FEES	$21,630	$14,181

[a] The 2021 Audit Fees include approximately $683,000 of fees related to fiscal year 2020 that were billed in fiscal year 2021 and the 2020 Audit Fees include approximately $45,000 of fees related to fiscal year 2019 that were billed in fiscal year 2020.

[b] Audit-Related Fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. Such services relate primarily to internal control examinations pursuant to AT-C Section 320 - Reporting on an Examination of Controls at a Service Organization Relevant to User Entities' Internal Control over Financial Reporting, consultation concerning financial accounting and reporting standards, attestation services, audits of employee benefit plans and services provided to certain of our funds. In fiscal year 2021, services provided to the funds include approximately $1,646,000 of audit and audit-related services incurred by the Company in return for a fixed fund administration fee.

[c] Tax Fees consist of tax return preparation, tax compliance, tax advice and tax planning services. For fiscal year 2021, tax return preparation and tax compliance services represent approximately $2,423,000. For fiscal year 2020, tax return preparation and tax compliance services represent approximately $1,264,000.

[d] Other Fees include approximately $54,000 of fees that have been contracted with a consolidated subsidiary of the Company but which are for the benefit of a sponsored fund and are expected to be paid by that fund. The remainder of Other Fees consists principally of services rendered in connection with assistance in regulatory reporting in various jurisdictions.

[e] The fees also consist of services provided to our consolidated investment products, which include mutual and other investment funds, limited partnerships and similar structures, substantially all of which are sponsored by the Company and its consolidated subsidiaries. The amounts for these services are approximately $1,234,000 Audit Fees, $11,000 Audit-Related Fees, and $101,000 Tax Fees.

Note: For fiscal years 2021 and 2020, none of the services described under Audit-Related Fees, Tax Fees and All Other Fees were approved by the Audit Committee pursuant to the pre-approval waiver requirements under 17 CFR 210.2-01(c)(7)(i)(C).

Pre-approval Process and Policy

The audit and non-audit services provided to the Company and its subsidiaries by PwC, the independent auditors, during fiscal years 2021 and 2020, were pre-approved by the Audit Committee. The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by PwC. The Audit Committee Pre-Approval Policy describes the permitted audit, audit-related, tax and other services that the independent auditors may perform, and which services require specific pre-approval of the Audit Committee. The Audit Committee may grant general pre-approval for any services by the independent auditors other than those that require specific pre-approval and those services that are prohibited by the SEC or Public Company Accounting Oversight Board rules. The Audit Committee reviews the Pre-Approval Policy annually and revises it as the Audit Committee deems appropriate. Services granted general pre-approval have annual fee limits.

Any requests for audit, audit-related, tax and other services must initially be submitted to the Company's CFO. Any requests preliminarily approved by the CFO are then submitted to the Audit Committee for approval in the case of services requiring specific pre-approval or reported to the Audit Committee periodically in the case of services generally pre-approved. Normally, specific pre-approval is considered at regularly-scheduled meetings. However, the authority to grant specific pre-approval between meetings up to a designated approval amount, which amount for fiscal year 2021 was $50,000 (the "Chair Approval Amount"), has been delegated to the Chair of the Audit Committee. The decision of the Chair to grant specific pre-approval of a service is presented to the Audit Committee at its scheduled meetings. If the estimated fees for proposed services exceed the Chair Approval Amount, specific pre-approval by the entire Audit Committee is required.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Compensation of the Vice-Chairman. For fiscal year 2021, Rupert H. Johnson, Jr., Vice Chairman and a director of the Company, who, among other family relationships, is the uncle of Gregory E. Johnson, Executive Chairman and Chairman of the Board, and Jennifer M. Johnson, President and CEO and a director of the Company, received a base salary of $180,000. Mr. R. H. Johnson, Jr. did not receive a cash bonus in fiscal year 2020. Mr. R. H. Johnson, Jr. is entitled to receive medical, life and disability insurance coverage and other benefits available generally to employees of the Company and/or its subsidiaries.

Management and Use of AC Travel Aircraft. Effective June 1, 2008, a wholly-owned subsidiary of Franklin entered into an amended and restated aircraft management agreement with third-party AC Travel, LLC ("AC Travel") to manage the operations of a Gulfstream III aircraft (the "G-III") and a Gulfstream G550 aircraft (the "G550," and together with the G-III, the "Aircraft"), both of which are owned by AC Travel. AC Travel is an entity owned and controlled by Charles B. Johnson (beneficial owner of more than five percent of Franklin's common stock and an executive consultant employed by Templeton Investment Counsel, LLC, a wholly-owned subsidiary of Franklin). Mr. C. B. Johnson is also the father of Gregory E. Johnson and Jennifer M. Johnson (directors and executive officers of Franklin), and brother of Rupert H. Johnson Jr. (director and executive officer of Franklin). The management agreement has automatic one-year renewals, subject to cancellation by either party. The subsidiary receives a monthly management fee of $10,000 for the G550 and $3,000 for the G-III for administrative services. Out-of-pocket costs, including the cost of flight crew salaries and benefits, incurred under the agreement for services provided, either directly or through third parties, are either reimbursed by, or passed through to and paid by, AC Travel.

Office Lease. In November 2017, Tano Capital, LLC ("Tano"), a company owned by the family of former Franklin director Charles E. Johnson (who passed away in September 2021), and the Company, amended the terms of Tano's lease for office space on the second floor of Building 970 on the San Mateo campus. Charles E. Johnson was the son of Charles B. Johnson (beneficial owner of more than five percent of Franklin's common stock and an executive consultant employed by Templeton Investment Counsel, LLC, a wholly-owned subsidiary of Franklin), the nephew of Rupert H. Johnson, Jr. (director and executive officer of Franklin), and the brother of Gregory E. Johnson and Jennifer M. Johnson (directors and executive officers of Franklin). A sixth amendment to the lease (providing for a three-year term, subject to the Company's right to terminate on 30 days' notice, on the ground floor of Building 920 on the San Mateo campus) was approved by the Audit Committee of the Board on June 11, 2019, and became effective on July 1, 2019. The monthly rental fee under the sixth amendment to the lease is $12,870.

Private Equity Fund Investment. On July 6, 2011, Franklin Templeton Capital Holdings Private Limited, a subsidiary of Franklin, entered into an agreement to make a $25 million-dollar investment commitment to Tano India Private Equity Fund II ("Tano Fund"). Tano Mauritius Investments, which is the investment manager and a Class B and Class C shareholder of the Tano Fund, is a direct subsidiary of Tano Capital, LLC. During Fiscal Year 2021 (as of September 30, 2021), $9,976,546 of capital was returned by the Tano Fund to the Company, and the Company did not make any payments to the Tano Fund. This Tano Fund investment was previously reported to and approved by the Audit Committee of the Board on November 14, 2011.

General. From time to time, our directors, executive officers and employees, members of their immediate families and companies, affiliates of companies or investment vehicles managed by companies that employ or are associated with our directors may have investments in various investment vehicles or accounts sponsored or managed by our SIMs or other subsidiaries or utilize our products or services in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable products or services provided to unaffiliated third parties.

Related Person Transaction Policy

Related Person Transaction Policy. The Board of Directors has adopted a Related Person Transaction Policy ("Related Person Transaction Policy") to address the reporting, review, approval and ratification of related person transactions. Related persons include the Company's executive officers, directors and director nominees, holders of more than five percent (5%) of a class of the Company's voting securities, and immediate family members of the foregoing persons. For purposes of the Related Person Transaction

Policy, and as used in this summary of the Related Person Transaction Policy, the "Company" refers to Franklin Resources, Inc. or its subsidiaries. A "related person transaction" means a transaction or series of transactions in which the Company is a participant and a related person has or will have a direct or indirect material interest under Item 404 of SEC Regulation S-K. Transactions with executive officers and directors for the purposes of conducting the business of the Company, compensation of non-employee directors approved by the Board and employee compensation arrangements approved by the Compensation Committee (or under authority delegated by such committee) are not considered related person transactions. As of June 29, 2021, all related person transactions are required to be reported to the Corporate Governance Committee (which transactions were previously required to be reported to the Audit Committee). The Corporate Governance Committee has the authority to pre-approve the following categories of related person transactions, which, upon such pre-approval, need not be reported to, reviewed by, and/or ratified by the Corporate Governance Committee:

- The establishment or maintenance of a trading, investment management, trust, custody or other account by a related person with the Company, provided the terms of such account are generally the same as or similar to accounts offered by the Company in the ordinary course of business to persons who are not related persons.

- Accounts invested in shares of one or more Company-sponsored investment companies or other Company-sponsored pooled or collective investment vehicles ("FT Funds") that are established and/ or maintained by a related person in accordance with the terms set forth in the applicable FT Fund prospectus or other disclosure documents.

Corporate Governance Committee Review and Approval. The Corporate Governance Committee reviews on a quarterly basis related person transactions. In connection with approving or ratifying a related person transaction which is not otherwise covered by a pre-approval category adopted by the Corporate Governance Committee, as described below, the Corporate Governance Committee will consider the relevant facts and circumstances of the transaction and any of the following factors that are relevant:

- The position or relationship of the related person at or with the Company;
- The approximate dollar value of the amount involved in the transaction;
- The materiality of the transaction to the related person, including the approximate dollar value of the related person's interest in the transaction;
- Information regarding the potential counterparties to the transaction;
- Whether the Company is a party to the transaction and, if not, the nature of the Company's participation in the transaction;
- The business purpose for and reasonableness of the transaction;
- Whether the related person transaction is comparable to a transaction that could be available on an arm's-length basis or is on the terms that are generally similar to those prevailing at the time for third parties;

- Whether the transaction is in the ordinary course of the Company's business;
- The effect of the transaction on the Company's business and operations;
- Whether the transaction includes any potential reputational risk issues that may arise as a result of or in connection with the transaction;
- The impact of the transaction on a director's independence, if applicable; and
- Any other relevant information regarding the transaction.

In addition, the Corporate Governance Committee has the authority to pre-approve certain categories of related person transactions, which transactions must still be reported to the Corporate Governance Committee at least annually. The Corporate Governance Committee has determined that the following categories of transactions are pre-approved, with reporting to the Committee as specified below:

- Gross-ups and perquisites and other personal benefits to a related person from the use of Company owned or provided assets not integrally and directly related to the performance of such person's duties to the Company, including but not limited to personal use of Company-owned or provided aircraft and property, that, in the aggregate, are less than $250,000 in any fiscal year, with at least quarterly reporting to the Corporate Governance Committee for amounts within this category above $10,000 in any fiscal year.

- Company purchases of shares of its common stock to pay taxes due by employees in connection with the vesting of employee and executive officer restricted stock and restricted stock unit awards under the USIP, with at least annual reporting to the Corporate Governance Committee.

- Investments by an FT Fund or other Company-managed client account in any investment products, securities or other financial instruments issued, sponsored, administered and/or serviced by any entity for which a related person's interest in such other entity arises from the related person's position as an executive officer, employee, general partner, 10% or more limited partner, and/or 10% or more equity holder, provided that such investments are made in the ordinary course of business and on terms that are generally similar to those prevailing at the time for unaffiliated third-party investors in such investment products, securities or other financial instruments. Amounts invested within this category will be reported to the Committee on a quarterly basis.

The Corporate Governance Committee may delegate its authority to review, approve or ratify specified related person transactions to one or more members of the Corporate Governance Committee between scheduled committee meetings. Any determination made pursuant to this delegated authority must be presented to the full Corporate Governance Committee at a subsequent meeting.

PROPOSAL NO. 2: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm to audit the Company's consolidated financial statements for the fiscal year ending September 30, 2022 and to audit the Company's internal control over financial reporting as of September 30, 2022. Though not required, stockholders are being asked to ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm as a matter of good corporate governance. During and for the fiscal year ended September 30, 2021, PricewaterhouseCoopers LLP audited and rendered opinions on the financial statements of the Company and certain of its subsidiaries and many of the open-end and closed-end investment companies managed and advised by the

Company's subsidiaries. PricewaterhouseCoopers LLP also rendered an opinion on the Company's internal control over financial reporting as of September 30, 2021. In addition, PricewaterhouseCoopers LLP provides the Company with tax consulting and compliance services, accounting and financial reporting advice on transactions and regulatory filings and certain other consulting services not prohibited by applicable auditor independence requirements. See "Fees Paid to Independent Registered Public Accounting Firm" above. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

RECOMMENDATION OF THE BOARD

The Board recommends a vote "**FOR**" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2022. The voting requirements for this proposal are described in the "Voting Information" section. If the appointment is not ratified, the Audit Committee may reconsider the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

ADDITIONAL INFORMATION

Stockholder Proposals and Nominations of Directors at 2023 Annual Meeting

PROPOSALS TO BE CONSIDERED FOR INCLUSION IN THE COMPANY'S PROXY MATERIALS (RULE 14A-8)

If a stockholder wishes to present any proposal for inclusion in the proxy materials to be distributed by us in connection with our 2023 annual meeting, the proposal must be received by the Secretary of the Company on or before September 13, 2022. The proposal must also meet the other requirements of the rules of the SEC relating to stockholder proposals.

DIRECTOR NOMINATIONS FOR INCLUSION IN THE COMPANY'S PROXY MATERIALS (PROXY ACCESS)

A stockholder (or a group of up to 20 stockholders) who has owned at least 3% of our shares continuously for at least three years and has complied with the other requirements and procedures in our Amended and Restated Bylaws ("Bylaws") may nominate and include in the Company's proxy materials director nominees constituting the greater of two directors or 20% of our Board. Notice of a proxy access nomination for consideration at our 2023 annual meeting must be received in accordance with the procedures and timing set forth in our Bylaws, as generally described under "General Procedures and Timing for Proposals and Nominations Under our Bylaws" below.

GENERAL PROCEDURES AND TIMING FOR PROPOSALS AND NOMINATIONS UNDER OUR BYLAWS

Our Bylaws contain an advance notice of stockholder business and nominations requirement (Section 2.3 of the Bylaws), which generally prescribes the procedures that a stockholder of the Company must follow if the stockholder intends, at an annual or special meeting of stockholders, to nominate a person for election to the Company's Board of Directors or to propose other business to be considered by stockholders. These procedures include, among other things, that the stockholder give timely notice to the Secretary of the Company of the nomination or other proposed business, that the notice contain specified information, and that the stockholder comply with certain other requirements. If a stockholder's nomination or proposal is not in compliance with the procedures set forth in our Bylaws, the Company may disregard such nomination or proposal.

Generally, in the case of an annual meeting of stockholders, a stockholder's notice in order to be timely must be delivered in writing to the Secretary of the Company, at its principal executive office, not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date on which the Company first (i) mailed its notice of annual meeting, proxy statement and proxy or (ii) sent its notice of annual meeting and notice of internet availability of its proxy materials, whichever is earlier, for the immediately preceding year's annual meeting. As specified in our Bylaws, different notice deadlines apply in the case of a special meeting, or when the date of an annual meeting is more than 30 days before or after the first anniversary of the prior year's meeting.

Accordingly, assuming that the Company's 2023 annual meeting of stockholders is held within 30 days of the anniversary of the Company's 2022 annual meeting of stockholders, the stockholder must deliver a notice of such nomination or proposal to the Company's Secretary not later than the close of business on September 13, 2022, and not earlier than the close of business on August 14, 2022, and comply with the requirements of our Bylaws. If a stockholder submits a proposal outside of Rule 14a-8 for the Company's 2023 annual meeting of stockholders and such proposal is not delivered within the time frame specified in our Bylaws, the Company's proxy may confer discretionary authority on persons being appointed as proxies on behalf of the Company to vote on such proposal.

ADDITIONAL REQUIREMENTS

Under our Bylaws, any notice of proposed business must include a description of the business and the reasons for bringing the proposed business to the meeting, any material interest of the stockholder in the business and certain other information about the stockholder. Any notice of a nomination or a proxy access nomination must provide information about the stockholder and the nominee, as well as the written consent of the proposed nominee to being named in the proxy statement and to serve as a director if elected.

A copy of the Company's Bylaws specifying the advance notice requirements for proposing business or nominations, and for proposing proxy access nominations, has been filed with the SEC, and is available on the SEC's website.

ADDRESS TO SUBMIT PROPOSALS AND NOMINATIONS

In each case, proxy proposals, proxy access nominations and nominations for director nominees and/or an item of business to be introduced at an annual meeting of stockholders must be submitted in writing to the Secretary of the Company, One Franklin Parkway, San Mateo, California 94403-1906.

Contact the Board of Directors

Stockholders and others may contact the Board, the non-management directors, the independent directors or any other individual director by sending a written communication appropriately addressed to:

Board of Directors
Franklin Resources, Inc.
c/o Secretary of the Company
One Franklin Parkway
San Mateo, CA 94403-1906

You may specify whether you would prefer to direct your communication to the full Board of Directors, only the non-management directors or any other particular individual director. Stockholders making such communications are encouraged to state that they are stockholders and provide the exact name in which their shares are held and the number of shares held.

In addition, the Company has established separate procedures for its employees to submit concerns on an anonymous and confidential basis regarding questionable accounting, internal accounting controls or auditing matters and possible violations of the Company's Code of Ethics

and Business Conduct, securities laws or other laws, which procedures are available on the Company's Intranet.

Non-employees may submit any complaint regarding accounting, internal accounting controls or auditing matters directly to the Audit Committee of the Board of the Directors by sending a written communication appropriately addressed to:

Audit Committee
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

Electronic Access to Proxy Materials and Annual Meeting

Whether you received the Notice of Internet Availability of Proxy Materials or paper copies of proxy materials, the Company's proxy materials, including this Proxy Statement and our Annual Report, are available for you to review online. To request a paper copy of proxy materials, please call 1-800-579-1639, or you may request a paper copy by email at sendmaterial@proxyvote.com, or by logging onto *www.proxyvote.com*.

For instructions to access the Annual Meeting site, please visit www.virtualshareholdermeetings.com/BEN2022, and have available your 16-digit control number from your proxy card in order to access the meeting.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials (or proxy materials in the case of stockholders who receive paper copies of proxy materials), addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

A number of banks and brokers with account holders who are beneficial holders of the Company's common stock will be householding the Company's Notice of Internet Availability of Proxy Materials (or proxy materials in the

case of stockholders who receive paper copies of proxy materials). If you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Notice of Internet Availability of Proxy Materials (or proxy material, if applicable), please notify your bank or broker, or contact Investor Relations, Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906, Telephone (650) 312-4091. The Company undertakes, upon oral or written request, to deliver promptly a separate copy of the Company's Notice of Internet Availability of Proxy Materials (or proxy materials, if applicable) to a stockholder at a shared address to which a single copy of the document was delivered. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials (or proxy materials, if applicable) at their address and would like to request householding of their communications should contact their bank or broker or Investor Relations at the contact address and telephone number provided above.

Other Matters

The Company's Annual Report for fiscal year 2021 is available for viewing under the "Stockholder Services" tab in the "Investor Relations" section of the Company's website at *www.franklinresources.com*. Please read it carefully. The financial statements and the Annual Report do not, however, legally form any part of this proxy soliciting material.

To the extent that this Proxy Statement is incorporated by reference into any of our other filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this Proxy Statement titled "Compensation Committee Report," and "Audit Committee Report" (to the extent permitted by the rules of the SEC) will not be deemed incorporated, unless specifically provided otherwise in such filing.

All descriptions of benefits plans and agreements contained in this Proxy Statement are summaries and are qualified in their entirety by reference to the actual plans or agreements, copies of which are filed as exhibits to our Annual Report on Form 10-K for the year ended September 30, 2021.

For those stockholders who receive the Notice of Internet Availability of Proxy Materials, this Proxy Statement and the 2021 Annual Report are also available at the Company's website at *www.franklinresources.com* under "Investor Relations." In addition, a copy of the 2021 Annual Report will be provided without charge upon the written request of any stockholder to the Company's Secretary at the Company's principal executive offices, Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906.

Our Board of Directors is not aware of any other matters to come before the Annual Meeting. If any other matters should come before the Meeting, the persons named in the enclosed proxy will act thereon according to their best judgment

By order of the Board of Directors,

Thomas C. Merchant
Vice President and Secretary

January 11, 2022

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